                                                               Exhibit (a)(1)(A)

                           Offer to Purchase for Cash

                     All Outstanding Shares of Common Stock

                                       of

                           Lowrance Electronics, Inc.

                                       at

                              $8.25 Net Per Share

                                       by

                               Blue Marlin, Inc.

                          a wholly owned subsidiary of

                         Cobra Electronics Corporation


   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
    CITY TIME, ON MONDAY, FEBRUARY 12, 2001, UNLESS THE OFFER IS EXTENDED


  A summary of the principal terms of the offer appears on pages (ii) through
(iv). You should read this entire document carefully before deciding whether to tender your shares.

                    The Information Agent for the Offer is:
                              Morrow & Co., Inc.


January 16, 2001

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
SUMMARY TERM SHEET.......................................................  ii
 1.Terms of the Offer....................................................   2
 2.Acceptance for Payment and Payment for Shares.........................   4
 3.Procedures for Accepting the Offer and Tendering Shares...............   5
 4.Withdrawal Rights.....................................................   7
 5.Material Federal Income Tax Consequences..............................   8
 6.Price Range Of The Shares; Dividends..................................   9
 7. Possible Effects of the Offer on the Market for the Shares; Nasdaq
    Quotation; Exchange Act Registration; Margin Regulations.............   9
 8.Certain Information Concerning Lowrance...............................  10
 9.Certain Information Concerning Cobra and Purchaser....................  13
10.Background of the Offer; Contacts with Lowrance.......................  20
11. Purpose of the Offer and the Merger; The Merger Agreement; The
    Confidentiality Agreement; The Stockholder Agreements; Statutory
    Requirements; Appraisal Rights; Rule 13e-3; Plans for Lowrance After
    the Offer and the Merger.............................................  23
12.Source and Amount of Funds............................................  33
13.Dividends and Distributions...........................................  36
14.Conditions of the Offer...............................................  36
15.Legal Matters; Required Regulatory Approvals..........................  37
16.Fees and Expenses.....................................................  39
17.Miscellaneous.........................................................  39

Schedule I  Directors and Executive Officers of Cobra Electronics
 Corporation and Blue Marlin, Inc.

                               SUMMARY TERM SHEET

  This summary term sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you. To better understand our offer to you and for a complete description of the terms of the offer, you should read the entire Offer to Purchase and the accompanying Letter of Transmittal carefully. Questions or requests for assistance may be directed to the Information Agent at its address and telephone number listed on the last page of this Offer to Purchase.

Principal Terms

  . Cobra Electronics Corporation, through its wholly owned subsidiary, is offering to buy all of the outstanding shares of common stock of Lowrance Electronics, Inc. The tender price for the common stock is $8.25 per share in cash. Tendering stockholders will not have to pay brokerage fees or commissions.

  . The offer is the first step in our plan to acquire all of the outstanding shares of Lowrance common stock, as provided in our merger agreement with Lowrance. If the offer is successful, we will acquire each remaining share of Lowrance common stock in a later merger for $8.25 per share in cash. Lowrance stockholders will not have appraisal rights in the tender offer; however, they will have appraisal rights in the merger.

  . The offer will expire at 12:00 midnight, New York City time, on Monday, February 12, 2001, unless we extend the offer.

  . If we decide to extend the offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the offer.

Lowrance Board Recommendation

  . By unanimous vote of all directors, the Lowrance board of directors has approved the merger agreement, the offer and the merger and determined that the terms of offer and the merger are fair to, and in the best interests of, Lowrance stockholders. The Lowrance board recommends that stockholders of Lowrance accept the offer and tender their shares in the offer.

Conditions

  We are not required to complete the offer unless:

  . the number of shares of Lowrance common stock validly tendered and not withdrawn prior to the expiration of the offer equals at least 63 1/3 percent of the outstanding shares of Lowrance common stock, and

  . we receive the proceeds of debt financing in an amount necessary to consummate the transactions contemplated by the merger agreement on terms satisfactory to us in our sole discretion.

  Other conditions to the offer are described on pages 36 and 37.

Procedures for Tendering

  If you wish to accept the offer, this is what you must do:

  . If you are a record holder of Lowrance shares (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed letter of transmittal and send it with your stock certificate to the depositary for the offer or follow the procedures described in the offer for book-entry transfer. These materials must reach the depositary before the offer expires. Detailed instructions are contained in the letter of transmittal and on pages 5 through 7 of this document.

  . If you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to tender your shares using the enclosed notice of guaranteed delivery. Please call our information agent, Morrow & Co., Inc. at (800) 607-0088 for assistance. See page 6 for further details.

  . If you hold your shares through a broker or bank, you should contact your broker or bank and give instructions that your shares be tendered.

Withdrawal Rights

  . If, after tendering your shares in the offer, you decide that you do NOT want to accept the offer, you can withdraw your shares by instructing the depositary before the offer expires. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See pages 7 and 8 for further details.

No Subsequent Offering Period

  . We have agreed not to provide a subsequent offering period during which Lowrance stockholders who do not tender in the offer would have another opportunity to tender at the same price. These stockholders will have to wait until the merger is completed to receive cash consideration. See page 24 for further details.

Stockholder Agreements

  . We have entered into stockholder agreements with certain stockholders of Lowrance. Pursuant to those agreements, the stockholders have agreed to tender an aggregate of 2,044,279 shares of Lowrance common stock, constituting approximately 54.24% of the aggregate number of shares of Lowrance common stock issued and outstanding as of January 3, 2001.

  . The stockholders have also agreed that they will not transfer their Lowrance shares prior to the expiration of the stockholder agreements and that they will vote their shares of Lowrance common stock in favor of the merger and against any competing transactions. You can find a more complete description of the stockholder agreements on page 31.

Redemption of Preferred Stock

  . If the offer is successful, Lowrance has agreed in the merger agreement to redeem all 40,000 of its issued and outstanding shares of preferred stock at $9.375 per share in cash. This amount represents a redemption price of $1.875 for each share of common stock that the holders of preferred stock would receive if they converted the shares into common stock, after subtracting the applicable conversion price.

Recent Lowrance Trading Prices; Subsequent Trading

  .  The closing price for Lowrance common stock was:

      $3.12 on January 3, 2001, the last day on which there was a reported trade of Lowrance common stock before we announced the execution of the merger agreement with Lowrance, and

      $8.09375 on January 12, 2001, the last trading day before the commencement of the offer.

  Before deciding whether to tender, you should obtain a current market quotation for the shares.

  . If the offer is successful, we expect the Lowrance shares of common stock to be traded on the

     Nasdaq National Market until the time of the merger, although we expect trading volume to be below its pre-offer level.

Further Information

  If you have questions about the offer, you can call:

  Our Information Agent:

                              Morrow & Co., Inc.
                          445 Park Avenue, 5th Floor
                           New York, New York 10022
                      E-mail: lowrance.info@morrowco.com
                         Call Collect: (212) 754-8000
       Banks and Brokerage Firms, Please Call Toll Free: (800) 654-2468

              Stockholders, Please Call Toll Free: (800) 607-0088

To: All holders of shares of common stock of Lowrance Electronics, Inc.:

                                  INTRODUCTION

  Blue Marlin, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Cobra Electronics Corporation, a Delaware corporation ("Cobra"), is offering to purchase all of the outstanding shares (the "Shares") of common stock, $.10 par value ("Common Stock"), of Lowrance Electronics, Inc., a Delaware corporation ("Lowrance"), at a purchase price of $8.25 per share, net to the seller in cash, without interest thereon (the "Offer Price"), on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer"). As used herein, "we" or "us" refers to Cobra and Purchaser.

  You will not be required to pay brokerage fees or commissions or, except as described in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares in the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to you. See Section 3. We will pay all charges and expenses of American Stock Transfer and Trust Company, as Depositary, and Morrow & Co., Inc., as Information Agent, incurred in connection with the Offer. See Section 16.

  The Board of Directors of Lowrance (the "Lowrance Board") has by a unanimous vote approved the Merger Agreement (as defined below), the Offer and the Merger (as defined below), has determined that the terms of the Offer and the Merger are fair to, and in the best interests of, Lowrance's stockholders, and recommends that stockholders of Lowrance accept the Offer and tender their Shares pursuant to the Offer.

  We are not required to purchase any Shares unless there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that would constitute at least 63 1/3 percent of the Shares that in the aggregate are outstanding determined on a fully diluted basis (assuming the exercise of all options to purchase Shares, and the conversion or exchange of all securities convertible or exchangeable into Shares, outstanding at the expiration date of the Offer) (the "Minimum Condition"). We reserve the right (subject to the applicable rules and regulations of the Securities and Exchange Commission (the "SEC") and to the prior written consent of Lowrance), which we presently have no intention of exercising, to waive or reduce the Minimum Condition and to elect to purchase a smaller number of Shares. We also are not required to purchase any Shares unless Cobra has received the proceeds of debt financing in an amount necessary to consummate the transactions contemplated by the Merger Agreement on terms satisfactory to Cobra in its sole discretion (the "Financing Condition"). The Offer is also subject to certain other terms and conditions. See Sections 1, 14, and 15 below.

  We are making the Offer under the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 4, 2001, among Lowrance, Cobra and Purchaser. Following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Lowrance (the "Merger"), with Lowrance continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each Share issued and outstanding immediately prior to the Effective Time (as defined herein) (other than any Shares that are held in the treasury of Lowrance or by any wholly owned subsidiary of Lowrance, Shares owned by Cobra or by any wholly owned subsidiary of Cobra and Shares held by stockholders who properly perfect appraisal rights under the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive $8.25 in cash, without interest, or any higher price per Share paid in the Offer (the "Merger Consideration"). Section 11 below contains a more detailed description of the Merger Agreement. Section 5 below describes the principal federal income tax consequences of the sale or exchange of Shares in the Offer and the Merger.

  American Appraisal Associates, Inc. ("American Appraisal"), has delivered to the Lowrance Board a written opinion that, as of the date of the Merger Agreement, the per Share consideration to be received by the holders of Shares and the other terms and conditions of the Offer and the Merger were fair from a financial point of view to such stockholders. A copy of the American Appraisal opinion is included with Lowrance's Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed with this document, and stockholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered and limitations of the review undertaken by American Appraisal.

  The approval and adoption of the Merger Agreement by Lowrance requires the affirmative vote of holders of 63 1/3 percent of the outstanding Shares. As a result, if the Minimum Condition, the Financing Condition and the other conditions to the Offer are satisfied and the Offer is completed, Cobra and its subsidiaries will own a sufficient number of Shares to ensure that the Merger Agreement will be approved by Lowrance's stockholders.

  Lowrance has informed us that, as of January 3, 2001, there were (a) 3,768,796 Shares issued and outstanding, and (b) 40,000 shares of Series A Preferred Stock, par value $.50 per share (the "Preferred Stock"), issued and outstanding . Upon the acceptance of Shares for payment by Purchaser pursuant to the Offer, the shares of Preferred Stock will immediately be redeemed by Lowrance. If Purchaser acquires at least 2,386,905 Shares in the Offer, Purchaser would own 63 1/3 percent of such Shares and would own a sufficient number of Shares to approve the Merger without the affirmative vote of any stockholder.

  Stockholders of Lowrance owning a total of 2,044,279 Shares, constituting approximately 54.24% of the total number of Shares outstanding as of January 3, 2001, have entered into stockholder agreements pursuant to which they have agreed to tender those Shares pursuant to the Offer. See Section 11 below. Lowrance has advised us that each of its directors and each of its executive officers intends to tender all Shares that he owns in the Offer.

  The Offer is conditioned upon the fulfillment of the conditions described in
Section 14 below. The Offer will expire at 12:00 midnight, New York City time, on Monday, February 12, 2001, unless we extend it.

  This Offer to Purchase and the related letter of transmittal contain important information which you should read carefully before you make any decision with respect to the Offer.

1. Terms of the Offer.

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 of this Offer to Purchase on or prior to the Expiration Date. The term "Expiration Date" means 12:00 midnight, New York City time, on Monday, February 12, 2001. We may terminate or withdraw the Offer or extend the Offer from time to time, if at the then-scheduled expiration date of the Offer, the conditions to the Offer shall have not been satisfied or earlier waived. We may also extend the Offer for any period required by applicable rules, regulations, interpretations or positions of the SEC or its staff applicable to the Offer or on one or more occasions for an aggregate period of not more than fifteen business days if there shall not have been tendered a sufficient number of Shares to enable the Merger to be effected without a meeting of Lowrance's stockholders in accordance with
Section 253 of the DGCL. If we extend the Offer under any of these circumstances, the term "Expiration Date" will mean the time and date at which the Offer, as so extended, will expire.

  Upon the terms and subject to the conditions of the Offer, we will purchase all Shares validly tendered and not withdrawn prior to the expiration of the Offer. If, at the Expiration Date, the conditions to the Offer described in
Section 14 have not been satisfied or earlier waived, then, subject to the provisions of the Merger Agreement, we may extend the Expiration Date for an additional period or periods of time by giving oral or written notice of the extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw Shares. See Section 4.

  Subject to the applicable regulations of the SEC and the terms of the Merger Agreement, we also reserve the right, in our sole discretion, at any time or from time to time, to: (a) delay purchase of or, regardless of whether we previously purchased any Shares, payment for any Shares pending receipt of any regulatory or governmental approvals or expiration of the applicable regulatory or governmental waiting period specified in Section 15; (b) terminate the Offer (whether or not any Shares have previously been purchased) prior to the Expiration Date if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14; and (c) except as set forth in the Merger Agreement, waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary and, other than in the case of any waiver, by making a public announcement thereof. We acknowledge (a) that Rule 14e-1(c) under the Exchange Act of 1934 (the "Exchange Act") requires us to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and
(b) that we may not delay purchase of, or payment for (except as provided in clause (a) of the preceding sentence), any Shares upon the occurrence of any event specified in Section 14 without extending the period of time during which the Offer is open.

  The rights we reserve in the preceding paragraph are in addition to our rights described in Section 14. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

  In the Merger Agreement, we have agreed that, without the prior written consent of Lowrance, we will not (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price, (c) impose additional conditions to the Offer other than those set forth in Section 14, or modify the conditions to the Offer (other than to waive any condition to the Offer to the extent permitted by the Merger Agreement), (d) except as provided in the Merger Agreement, extend the Offer, (e) change the form of consideration payable in the Offer, or
(f) amend any other term of the Offer in a manner which is materially adverse to the holders of Shares.

  If we make a material change in the terms of the Offer, or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum 10 business-day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if prior to the Expiration Date, we decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the 10th business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, we will extend the Offer at least until the expiration of such period of 10 business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

  The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the Financing Condition.

  Consummation of the Offer is also conditioned upon the other conditions set forth in Section 14. We reserve the right (but are not obligated), in accordance with applicable rules and regulations of the SEC and with the Merger Agreement, to waive any or all of those conditions. If, by the Expiration Date, any or all of those conditions have not been satisfied, we may, without the consent of Lowrance, elect to (a) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer and the Merger Agreement;
(b) waive all of the unsatisfied conditions (other than the Minimum Condition) and, subject to complying with applicable rules and regulations of the SEC, accept for payment all Shares so tendered; or (c) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders. In the event that we waive any condition set forth in Section 14, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to the stockholders, require that the Offer remain open for an additional period of time and/or that we disseminate information concerning such waiver.

  There will not be a subsequent offering period after the expiration of the Offer.

  Lowrance has provided us with its stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. We will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares and we will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the securityholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for forwarding to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

  Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of the Offer as so extended or amended), we will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn prior to the Expiration Date promptly (as permitted by Section 4) after the Expiration Date. In addition, subject to applicable rules of the SEC, we reserve the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in Section 15.

  For information with respect to regulatory approvals that we are required to obtain prior to the completion of the Offer, see Section 15.

  In all cases, we will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares ("Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of the Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3; (b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the Letter of Transmittal requires.

  The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

  For purposes of the Offer, we will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn if, as and when we give oral or written notice to the Depositary of our acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the

Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to validly tendering stockholders.

  Under no circumstances will we pay interest on the purchase price for Shares, regardless of any extension of the Offer or any delay in making such payment.

  If we do not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, we will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, the Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

  If, prior to the Expiration Date, we increase the price offered to holders of Shares in the Offer, we will pay the increased price to all holders of Shares that we purchase in the Offer, whether or not the Shares were tendered before the increase in price.

  We reserve the right, subject to the provisions of the Merger Agreement, to transfer or assign, in whole or from time to time in part, to one or more of our wholly owned subsidiaries the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

  Valid Tender of Shares. Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees or an Agent's Message in connection with a book-entry delivery of Shares and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (a) you must deliver Share Certificates representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case on or prior to the Expiration Date, or (b) you must comply with the guaranteed delivery procedures set forth below.

  The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your option and sole risk, and delivery will be considered made only when the Depositary actually receives the Share Certificates. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, you should allow sufficient time to ensure timely delivery.

  Book-Entry Transfer. The Depositary will make a request to establish an account with respect to each of the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures. However, although Shares may be delivered through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or facsimile), properly completed and signed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below.

  Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

  Signature Guarantees. A bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution") must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

  If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

  If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of Share Certificates.

  Guaranteed Delivery. If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

  (a) your tender is made by or through an Eligible Institution;

  (b) the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery, substantially in the form made available by us, on or before the Expiration Date; and

  (c) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal within three trading days after the date of execution of the Notice of Guaranteed Delivery. A "trading day" is any day on which the New York Stock Exchange is open for business.

  You may deliver the Notice of Guaranteed Delivery by hand, mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

  Notwithstanding any other provision of the Offer, we will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary's account at the Book-Entry Transfer Facility.

  Backup Federal Income Tax Withholding. Under the backup federal income tax withholding laws applicable to certain stockholders (other than certain exempt stockholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 31% of the amount of any payments made to those stockholders pursuant to the Offer. To prevent backup federal income tax withholding, you must provide the Depositary with your correct taxpayer identification number and certify that you are not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 8 of the Letter of Transmittal.

  Appointment as Proxy. By executing the Letter of Transmittal, you irrevocably appoint our designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to the Shares that you tender and that we accept for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when we accept your Shares for payment in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Our designees will, with respect to the Shares and such other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they in their sole discretion may deem proper at any annual or special meeting of Lowrance's stockholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares and other securities, including voting at any meeting of stockholders.

  Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer (subject, in the case of the Minimum Condition, to the consent of Lowrance) or any defect or irregularity in any tender of Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders.

  Our interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by us. None of Cobra, Purchaser or any of their affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

  Our acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

4. Withdrawal Rights.

  Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after March 17, 2001.

  If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or we are unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to our rights set forth in this document, the Depositary may, nevertheless, on our behalf, retain Shares that you have tendered, and you may not withdraw your Shares except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

  In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, you must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and an Eligible Institution must guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in
Section 3, the notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3.

  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. None of Cobra, Purchaser or any of their affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material Federal Income Tax Consequences.

  Your receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. For federal income tax purposes, if you sell or exchange your Shares for cash in the Offer or the Merger, you would generally recognize gain or loss equal to the difference between the amount of cash received and your tax basis for the Shares that you sold or exchanged. That gain or loss will be capital gain or loss (assuming you hold your Shares as a capital asset) and any such capital gain or loss will be long term if, as of the date of sale or exchange, you have held the Shares for more than one year or will be short term if, as of such date, you have held the Shares for one year or less.

  The discussion above may not be applicable to certain types of stockholders, including stockholders who acquired Shares through the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States, foreign corporations, or entities that are otherwise subject to special tax treatment under the Internal Revenue Code (such as insurance companies, tax-exempt entities and regulated investment companies).

  The federal income tax discussion set forth above is included for general information only. You are urged to consult your tax advisor with respect to the specific tax consequences to you of the Offer and Merger, including federal, state, local and foreign tax consequences.

6. Price Range Of The Shares; Dividends

  According to Lowrance's Annual Report on Form 10-K for the fiscal year ended July 31, 2000, the Shares are principally traded on the Nasdaq National Market ("Nasdaq") under the symbol "LEIX" The following table sets forth, for the periods indicated, (a) the reported high and low sale prices for the Shares on Nasdaq, as reported on Lowrance's Form 10-K with respect to periods occurring in fiscal 2000 and fiscal 1999 and published financial sources, with respect to periods occurring in the current fiscal year. During such period, Lowrance has paid no cash dividends on the Shares.

                                                                 High     Low
                                                               -------- -------
Fiscal 1999
Quarter Ended October 31, 1998................................ $4.625   $2.00
Quarter Ended January 31, 1999................................  7.8125   2.50
Quarter Ended April 30, 1999..................................  6.375    3.875
Quarter Ended July 31, 1999...................................  6.50     5.5625

Fiscal 2000
Quarter Ended October 31, 1999................................  7.25     6.00
Quarter Ended January 31, 2000................................  6.84375  4.50
Quarter Ended April 30, 2000..................................  6.6875   3.875
Quarter Ended July 31, 2000...................................  5.8125   3.50

Fiscal 2001
Quarter Ended October 31, 2000................................  4.875    3.25
Quarter Ending January 31, 2001 (through January 12, 2001)....  8.09375  2.25

  Lowrance has not paid cash dividends for over twenty years. Lowrance's inventory and accounts receivable line of credit agreement prohibits the payment of dividends.

  Under the terms of the Merger Agreement, Lowrance is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Cobra.

  On January 3, 2001, the last day on which there was a reported trade of Shares prior to the announcement of the execution of the Merger Agreement, the reported closing price per Share on Nasdaq was $3.12. On January 12, 2001, the last full day of trading prior to the commencement of the Offer, the reported closing price per Share on Nasdaq was $8.09375.

  Stockholders are urged to obtain current market quotations for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations.

  Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

  Nasdaq Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in Nasdaq, which requires that an issuer either (i) have at least 750,000 publicly held shares, held by at least 400 round lot stockholders, with a market value of at least $5,000,000, have at least two market makers, have net tangible assets of at least $4,000,000, and have a minimum bid price of $1 or (ii) have at least 1,100,000 publicly held shares, held by at least 400 round lot stockholders, with a market value of at least $15,000,000, have a minimum bid price of $5, have at least four market makers and have either (A) a market capitalization of at least $50,000,000 or
(b) total assets and revenues each of at least $50,000,000.

  If the Shares are no longer eligible for Nasdaq quotation, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

  Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by Lowrance to the SEC if the Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information that Lowrance would be required to furnish to its stockholders and the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) or 14(c) and the related requirement of an annual report, no longer applicable to Lowrance. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions would no longer be applicable to Lowrance. In addition, the ability of "affiliates" of Lowrance and persons holding "restricted securities" of Lowrance to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act, may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for stock exchange listing or Nasdaq reporting. We believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it would be our intention to cause Lowrance to make an application for termination of registration of the Shares as soon as possible after successful completion of the Offer if the Shares are then eligible for such termination.

  If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on the Nasdaq will be terminated following the completion of the Merger.

  Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities ("Purpose Loans"). Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute "margin securities."

8. Certain Information Concerning Lowrance.

  Lowrance's principal executive offices are located at 12000 East Skelly Drive, Tulsa, Oklahoma 74128. Its telephone number at such offices is (918) 437-6881. The following description of Lowrance and its business has been taken from Lowrance's Annual Report on Form 10-K for the fiscal year ended July 31, 2000 and is qualified in its entirety by reference to Lowrance's Form 10-K.

  Lowrance designs, manufactures, and markets SONARs (also known as depth sounders) and accessories for use in recreational and commercial boating. Lowrance's SONARs are principally used by sports fishermen for detecting the presence of fish and by sports fishermen and boaters as navigational and safety devices for determining bottom depth in lakes, rivers, and coastal waters. Lowrance also designs, manufactures, and markets Global Positioning System navigational receivers that may be attached to and used with certain of Lowrance's liquid crystal display SONARs or to provide stand-alone navigational information.

  Lowrance files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Lowrance's SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

  Although we have no knowledge that any such information is untrue, we take no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Lowrance or any of its affiliates or for any failure by Lowrance to disclose events which may have occurred or may affect the significance or accuracy of any such information.

  Set forth below is certain summary consolidated financial data with respect to Lowrance that has been excerpted or derived from financial information contained in Lowrance's Annual Report on Form 10-K for the fiscal year ended July 31, 2000 and from the unaudited financial statements contained in Lowrance's Quarterly Report on Form 10-Q for the quarter ended October 31, 2000. More comprehensive financial information is included in such report and other documents filed by Lowrance with the SEC, and the following summary is qualified in its entirety by reference to such report and such other documents and all the financial information (including any related notes) contained therein. Such report and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below.

                           Lowrance Electronics, Inc.

                      Selected Consolidated Financial Data
                  (amount in thousands, except per share data)

                                          Years Ended     Three Months Ended
                                        --------------- -----------------------
                                         July    July
                                          31,     31,   October 31, October 31,
Statement of Operations Data:            2000    1999      2000        1999
-----------------------------           ------- ------- ----------- -----------
Net Sales.............................. $73,209 $89,753   $12,644     $13,438
Cost of Sales..........................  45,310  59,706     8,332       8,866
                                        ------- -------   -------     -------
Gross Profit...........................  27,899  30,047     4,312       4,572
Operating Expenses:
Selling, general and administrative....  19,249  21,587     4,788       4,703
Severance and merger costs.............   2,201   1,201         0         669
Research and development...............   2,900   2,226       788         700
                                        ------- -------   -------     -------
Total operating expenses...............  24,350  25,014     5,576       6,072
                                        ------- -------   -------     -------
Operating income.......................   3,549   5,033    (1,264)     (1,500)
                                        ======= =======   =======     =======
Total other expense (income), net......   2,026   2,924       390         532
                                        ======= =======   =======     =======
Net income (loss)...................... $ 2,473 $ 2,109   $(1,042)    $(1,280)
                                        ======= =======   =======     =======
Net income per common share:
  Basic................................ $  0.66 $  0.56   $ (0.28)    $ (0.34)
                                        ======= =======   =======     =======
  Diluted.............................. $  0.66 $  0.56   $ (0.28)    $ (0.34)
                                        ======= =======   =======     =======
Weighted average shares outstanding:
  Basic................................   3,769   3,769     3,769       3,769
                                        ======= =======   =======     =======
  Diluted..............................   3,769   3,769     3,769       3,769
                                        ======= =======   =======     =======

                                          At July 31, At July 31, At October 31,
Balance Sheet Data:                          2000        1999          2000
-------------------                       ----------- ----------- --------------
Current assets...........................   $19,723     $27,027      $22,606
Long-term assets.........................     9,498       8,967        9,384
Total assets.............................    29,221      35,994       31,990
Current liabilities......................     8,693       9,397        9,980
Long-term debt...........................     8,573      17,103       11,178
Other long-term liabilities..............         0           0            0
Total stockholders' equity...............    11,955       9,494       10,832

  Projections. Lowrance does not, as a matter of course, make public forecasts or projections as to future revenues, earnings or other income statement data. However, certain projections (the "Projections") were provided to the Lowrance Board of Directors, as well as to Cobra and its advisers in connection with the negotiation of the Merger Agreement.

  The Projections were prepared by Lowrance solely for internal use and not for publication. The Projections were not prepared with a view to complying with the published guidelines of the SEC regarding projections or with the American Institute of Certified Public Accountants Guide to Prospective Financial Statements. Neither Lowrance's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the Projections. The Projections do not reflect any of the effects of the Offer, the Merger or other changes that in the future may be deemed appropriate in light of the circumstances then existing.

  The Projections necessarily are based upon numerous estimates and assumptions that, although considered reasonable by Lowrance, are inherently subject to significant economic, industry and competitive risks, uncertainties and contingencies, including industry performance, general business and economic conditions, and other matters, all of which are difficult to predict and many of which are beyond the control of Lowrance. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher, or lower, than those projected. The inclusion of this forward-looking information should not be regarded as fact or an indication that Cobra, Purchaser or Lowrance or anyone who received this information considered it a reliable predictor of future results, and this information should not be relied on as such. None of Cobra, Purchaser or Lowrance assumes any responsibility for the validity, reasonableness, accuracy or completeness of the forecasts. Lowrance does not intend to update or revise the Projections.

  The following are the Projections:

(Dollars in Thousands, except per share  Fiscal Year Ending Fiscal Year Ending
data)                                      July 31, 2001      July 31, 2002
---------------------------------------  ------------------ ------------------
Net Sales...............................      $110,365           $131,254
Cost of Sales...........................        71,876             82,363
                                              --------           --------
  Gross Profit..........................        38,489             48,891
Operating expenses:
Variable expenses.......................         7,916              9,978
Fixed expenses..........................        19,681             21,011
                                              --------           --------
Total operating expenses................        27,597             30,989
Operating income........................        10,892             17,902
Other expense (income):
Interest expense........................         2,156              2,809
Other expense (income), net.............           180                144
                                              --------           --------
Total other expense (income)............         2,336              2,953
Income before taxes.....................         8,556             14,949
Provision (benefit) for income taxes....         3,166              5,531
                                              --------           --------
Net income..............................      $  5,390           $  9,418
                                              ========           ========
Net income per common share:
  Basic.................................      $   1.43           $   2.50
  Diluted...............................          1.43               2.50
Weighted average shares outstanding:
  Basic.................................         3,769              3,769
  Diluted...............................         3,769              3,769

9. Certain Information Concerning Cobra and Purchaser.

  Purchaser is a newly incorporated Delaware corporation organized in connection with the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger. Purchaser is a wholly owned subsidiary of Cobra.

  Until immediately prior to the time that Purchaser will purchase Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Because Purchaser is newly formed and has minimal assets and capitalization and no operating history, no meaningful financial information regarding Purchaser is available.

  Cobra is a designer and marketer of consumer electronics products for two-way communications. Cobra markets products under the COBRA brand name and operates in the consumer electronics industry. Principal products include SoundTracker(R) and NightWatch(TM) Citizen Band radios, HighGear(TM) accessories, MicroTALK(TM) Family Radio Service two-way radios, 6 Band(TM) detectors, 9 Band(TM) detectors with Strobe Alert(TM) technology and Safety Alert(R) transmitters and receivers.

  The common stock of Cobra is listed and traded on Nasdaq under the symbol
COBR.

  The principal offices of Cobra and Purchaser are located at 6500 West Cortland Street, Chicago, Illinois, 60707, and the telephone number for both Cobra and Purchaser is (773) 889-8870.

  Set forth below is certain summary consolidated financial data with respect to Cobra (including certain pro forma financial information giving effect to the acquisition of Lowrance by Cobra) that has been excerpted or derived from financial information contained in Cobra's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and from the unaudited financial statements contained in Cobra's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000. More comprehensive financial information is included in such reports and other documents filed by Cobra with the SEC, and the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner as set forth with respect to Lowrance in Section 8. Please refer to the introductory text and accompanying notes of the unaudited pro forma condensed combined financial statements contained in this section for an explanation of how the pro forma amounts included in the summary consolidated financial data were derived.

                         Cobra Electronics Corporation

                      Selected Consolidated Financial Data
              (in thousands, except per share data and other data)

                                                                             Nine Months Ended
                                           Year Ended December 31,             September 30,
                                         ---------------------------     -------------------------
                                           1999      1999     1998         2000     2000    1999
                                         Pro Forma  Actual   Actual      Pro Forma Actual  Actual
                                         --------- -------- --------     --------- ------- -------
Net Sales............................... $205,914  $118,693 $103,414     $152,219  $95,719 $80,433
Cost of Sales...........................  145,814    88,541   78,753      103,158   68,745  60,591
                                         --------  -------- --------     --------  ------- -------
Gross Profit............................   60,100    30,152   24,661       49,061   26,974  19,842
Total operating expenses................   49,386    23,540   19,747       38,810   19,337  16,282
                                         --------  -------- --------     --------  ------- -------
Operating income........................   10,714     6,612    4,914       10,251    7,637   3,560
                                         ========  ======== ========     ========  ======= =======
Total other expense (income), net.......    7,728       855    1,117        5,259      761     898
                                         ========  ======== ========     ========  ======= =======
Net income.............................. $  2,487  $  3,983 $ 14,200 (1) $  3,240  $ 4,235 $ 1,755
                                         ========  ======== ========     ========  ======= =======
Net income per common share:
  Basic................................. $   0.41  $   0.66 $   2.30     $   0.53  $  0.69 $  0.29
                                         ========  ======== ========     ========  ======= =======
  Diluted............................... $   0.41  $   0.65 $   2.20     $   0.51  $  0.66 $  0.28
                                         ========  ======== ========     ========  ======= =======
Weighted average shares outstanding:
  Basic.................................    6,020     6,020    6,181        6,136    6,136   6,025
                                         ========  ======== ========     ========  ======= =======
  Diluted...............................    6,107     6,107    6,469        6,398    6,398   6,162
                                         ========  ======== ========     ========  ======= =======
OTHER DATA:
  Ratio of earnings to fixed charges (2)      1.4       7.6      4.2          1.9     14.2     4.8
                                         ========  ======== ========     ========  ======= =======

                                              At December 31, At September 30,
                                              --------------- -----------------
                                               1999    1998     2000     2000
                                              Actual  Actual  Pro Forma Actual
                                              ------- ------- --------- -------
Balance Sheet Data:
  Current assets............................. $43,536 $50,060  $85,505  $64,657
  Long-term assets...........................  16,043  14,359   48,332   13,952
  Total assets...............................  59,579  64,419  133,837   78,609
  Current liabilities........................  15,373  24,603   53,337   30,109
  Long-term debt.............................       0       0   32,000        0
  Other long-term liabilities................   2,634   2,320    2,909    2,909
  Total stockholders' equity.................  41,572  37,496   45,591   45,591
  Book value per share....................... $  6.80 $  6.18  $  7.43  $  7.43

--------
(1) Includes a one-time income tax credit of $10.4 million for the reversal of Cobra's valuation allowance on its deferred tax asset.
(2) The ratio of earnings to fixed charges is computed by dividing the sum of earnings before the provision for income taxes and fixed charges, by total fixed charges. Total fixed charges consist of interest expense and the interest factor of all rentals, assumed to be one-third of rental expense.

  The following unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of Cobra and Lowrance, combined and adjusted to give effect to the proposed acquisition of Lowrance by Cobra (the "Acquisition").

  The following unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2000 and the year ended December 31, 1999 give effect to the Acquisition as if it had occurred at the beginning of the periods presented. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2000 was prepared based upon the unaudited statement of income for Cobra for the nine months ended September 30, 2000 and quarterly unaudited statements of income for the three months ended April 30, 2000, the three months ended July 31, 2000 and the three months ended October 31, 2000 less the unaudited statement of income for October 2000 plus the unaudited statement of income for January 2000 for Lowrance. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 1999 was prepared based upon the statement of income of Cobra for the year ended December 31, 1999 and quarterly unaudited statements of income for the three months ended April 30, 1999, the three months ended July 31, 1999, the three months ended October 31, 1999 and the three months ended January 31, 2000 less the unaudited statement of income for January 2000 plus the unaudited statement of income for January 1999 for Lowrance.

  The following unaudited pro forma condensed balance sheet as of September 30, 2000 gives effect to the Acquisition as if it had occurred on such date and was prepared based on the unaudited balance sheets of Cobra and Lowrance as of September 30, 2000.

  These unaudited pro forma condensed combined financial statements should be read in conjunction with the Cobra and Lowrance financial statements, including notes thereto, which are included in Cobra's Annual Audited Report on Form 10-K for the year ended December 31, 1999, Cobra's Quarterly Unaudited Report on Form 10-Q for the nine months ended September 30, 2000, Lowrance's Annual Audited Report on Form 10-K for the year ended July 31, 2000, and Lowrance's Quarterly Unaudited Reports for the three months ended January 31, 2000, as amended, the three months ended April 30, 2000 and the three months ended October 31, 2000. See Section 8.

  The unaudited pro forma adjustments are based upon information set forth in this Offer to Purchase and certain assumptions included in the notes to the unaudited pro forma condensed combined financial statements. Cobra's management believes that the pro forma assumptions are reasonable under the circumstances. The Acquisition will be accounted for by the purchase method of accounting. Accordingly, Cobra's total cost to acquire all of the outstanding Shares ("Purchase Consideration"), estimated to be $58.2 million including the assumption of anticipated debt at closing of $21.9 million, transaction costs of approximately $2.6 million, and deferred financing costs of approximately $2.2 million, will be allocated to the assets acquired and liabilities assumed according to their respective fair values, with the excess Purchase Consideration being allocated to goodwill. The total cost to acquire Lowrance is subject to change, to the extent that total debt at closing differs from $21.9 million and to the extent that actual transaction costs differ from the $2.6 million estimated. The final allocation of the Purchase Consideration is dependent upon certain valuations and other studies that have not yet occurred to make such an allocation in the accompanying unaudited pro forma condensed combined financial statements. Accordingly, a total amount for the excess Purchase Consideration has been included in connection with the development of the unaudited pro forma condensed combined financial statements.

         Unaudited Pro Forma Condensed Combined Statement of Operations

                      Nine Months Ended September 30, 2000
                     (in thousands, except per share data)

                              Historical Historical                  Pro Forma
                                Cobra     Lowrance  Adjustments      Combined
                              ---------- ---------- -----------      ---------
Net Sales...................   $95,719    $56,500                    $152,219
Cost of Sales...............    68,745     34,262         151 (a)     103,158
                               -------    -------     -------        --------
  Gross Profit..............    26,974     22,238        (151)         49,061
Operating expenses:
  Selling, general and
   administrative...........    19,337     15,068                      34,405
  Severance and merger
   costs....................                  985                         985
  Research and development..                2,277                       2,277
  Amortization..............                            1,143 (b)       1,143
                               -------    -------     -------        --------
    Total operating
     expenses...............    19,337     18,330       1,143          38,810
Operating income............     7,637      3,908      (1,294)         10,251
Other expense (income):
  Interest expense..........       519      1,292       3,077 (c)(d)    4,888
  Other expense (income),
   net......................       242        129                         371
                               -------    -------     -------        --------
    Total other expense
     (income)...............       761      1,421       3,077           5,259
Income before taxes.........     6,876      2,487      (4,371)          4,992
Provision (benefit) for
 income taxes...............     2,641       (594)       (294)(e)       1,753
                               -------    -------     -------        --------
Net income..................   $ 4,235    $ 3,081     $(4,076)       $  3,240
                               =======    =======     =======        ========
Net income per common share:
  Basic.....................   $  0.69    $  0.82                    $   0.53
  Diluted...................      0.66       0.82                        0.51(f)
Weighted average shares
 outstanding:
  Basic.....................     6,136      3,769                       6,136
  Diluted...................     6,398      3,769                       6,398(f)


 See accompanying notes to the unaudited pro forma condensed combined financial statements.

         Unaudited Pro Forma Condensed Combined Statement of Operations

                          Year Ended December 31, 1999
                     (in thousands, except per share data)

                            Historical Historical                  Pro Forma
                              Cobra     Lowrance  Adjustments      Combined
                            ---------- ---------- -----------      ---------
Net Sales..................  $118,693   $87,221                    $205,914
Cost of Sales..............    88,541    57,150         123 (a)     145,814
                             --------   -------     -------        --------
  Gross Profit.............    30,152    30,071        (123)         60,100
Operating expenses:
  Selling, general and
   administrative..........    23,540    20,181                      43,721
  Severance and merger
   costs...................               1,732                       1,732
  Research and
   development.............               2,409                       2,409
  Amortization.............                           1,524 (b)       1,524
                             --------   -------     -------        --------
    Total operating
     expenses..............    23,540    24,322       1,524          49,386
Operating income...........     6,612     5,749      (1,647)         10,714
Other expense (income):
  Interest expense.........       878     2,450       4,404 (c)(d)    7,732
  Other expense (income),
   net.....................       (23)       19                          (4)
                             --------   -------     -------        --------
    Total other expense
     (income)..............       855     2,469       4,404           7,728
Income before taxes........     5,757     3,280      (6,051)          2,986
Provision (benefit) for
 income taxes..............     1,774       433      (1,708)(e)         499
                             --------   -------     -------        --------
Net income.................  $  3,983   $ 2,847     $(4,343)       $  2,487
                             ========   =======     =======        ========
Net income per common
 share:
  Basic....................  $   0.66   $  0.76                    $   0.41
  Diluted..................      0.65      0.76                        0.41 (f)
Weighted average shares
 outstanding:
  Basic....................     6,020     3,769                       6,020
  Diluted..................     6,107     3,769                       6,107 (f)


 See accompanying notes to the unaudited pro forma condensed combined financial statements.

            Cobra Electronics Corporation/Lowrance Electronics, Inc.

              Unaudited Pro Forma Condensed Combined Balance Sheet
                            As of September 30, 2000
                                 (in thousands)

                                  Historical Historical               Pro Forma
                                    Cobra     Lowrance  Adjustments   Combined
                                  ---------- ---------- -----------   ---------
Assets:
Current Assets:
  Cash and cash equivalents.....   $   701    $   644                 $  1,345
  Accounts receivable, net......    31,295      4,654                   35,949
  Inventories...................    26,004     13,635                   39,639
  Deferred income taxes.........     4,997      1,204                    6,201
  Other current assets..........     1,660        711                    2,371
                                   -------    -------                 --------
    Total current assets........    64,657     20,848                   85,505
Property, plant and equipment,
 net............................     5,147      7,118                   12,265
Excess of Purchase Consideration
 over net tangible assets
 acquired.......................                           22,854 (a)   22,854
Deferred financing costs........                            2,150 (b)    2,150
Other assets....................     8,805      2,258                   11,063
                                   -------    -------     -------     --------
    Total assets................   $78,609    $30,224     $25,004     $133,837
                                   =======    =======     =======     ========
Liabilities and Stockholders'
 Equity:
Current Liabililities:
  Accounts payable..............   $ 5,453    $ 3,938                 $  9,391
  Accrued liabilities...........     8,182      3,547                   11,729
  Short-term debt...............    16,474      2,159      13,584 (c)   32,217
                                   -------    -------     -------     --------
    Total current liabilities...    30,109      9,644      13,584       53,337
Deferred compensation...........     2,909                               2,909
Long-term debt, less current
 maturities.....................                9,391       7,609 (c)   17,000
Subordinated debt...............                           15,000 (c)   15,000
                                   -------    -------     -------     --------
    Total liabilities...........    33,018     19,035      36,193       88,246
Stockholders' equity:
  Common stock..................     2,345        377        (377)(d)    2,345
  Additional paid-in capital....    20,103      7,073      (7,073)(d)   20,103
  Retained earnings.............    28,690      3,739      (3,739)(d)   28,690
  Treasury stock................    (5,547)                             (5,547)
                                   -------    -------     -------     --------
    Total stockholders' equity..    45,591     11,189     (11,189)      45,591
                                   -------    -------     -------     --------
    Total liabilities and
     stockholders' equity.......   $78,609    $30,224     $25,004     $133,837
                                   =======    =======     =======     ========

 See accompanying notes to the unaudited pro forma condensed combined financial statements.

            Cobra Electronics Corporation/Lowrance Electronics, Inc.
      Notes to Unaudited Pro Forma Condensed Combined Financial Statements

  The unaudited pro forma condensed combined financial statements reflects excess Purchase Consideration over net tangible assets acquired as follows (in thousands):

      Total Purchase Consideration.............................. $ 31,468
      Add: Non-recurring transaction costs......................    2,575 (i)
      Less: Lowrance unaudited net tangible assets at September
       30, 2000.................................................  (11,189)
                                                                 --------
      Excess of Purchase Consideration over net tangible assets
       acquired................................................. $ 22,854 (ii)
                                                                 ========

--------
(i) Estimated merger transaction costs of $2.6 million relate principally to investment banking fees, legal, accounting, investor relations, printing fees and other costs associated with the merger.

(ii) For purposes of preparing the unaudited pro forma condensed combined financial statements, the estimated excess of Purchase Consideration over net tangible assets acquired as of September 30, 2000 of $22.9 million is being amortized on a straight-line basis over an estimated average period of 15 years at a rate of $1.5 million per year. After consummation of the Acquisition, Cobra will utilize valuations and other studies to make a final allocation of the Purchase Consideration, including allocation to tangible assets and liabilities, identifiable intangible assets, and goodwill. As a result of the final allocation, the amount of the excess of Purchase Consideration over net tangible assets acquired and the average amortization period may be different from what has been assumed in preparation of these unaudited pro forma condensed combined financial statements. On an ongoing basis, Cobra will perform periodic reviews of goodwill and other intangible assets arising from the Acquisition to ensure that they are carried at recoverable amounts in light of current business conditions.

  Pro forma adjustments giving effect to the Acquisition in the unaudited pro forma condensed combined statements of operations reflect the following:

  (a) Annual documentary letter of credit financing fee that is computed by multiplying .135% (1.625% per annum) by the average monthly documentary letters of credit and then summing up the applicable number of months.

  (b) Amortization of the excess of the Purchase Consideration over net tangible assets acquired is on a straight-line basis over 15 years. Refer to note (ii) above.

  (c) The total amount of funds required by Cobra is estimated to be approximately $58.2 million to (a) consummate the Acquisition (including direct transaction costs of $2.6 million and fees related to the financing of $2.2 million); and (b) refinance existing debt of Lowrance of $21.9 million estimated as of closing. The incremental interest expense reflects the prime rate (estimated to be 9.0% as of January 9, 2001) plus .875% for the revolving line of credit and long-term debt and 18.5% for the subordinated debt.

  (d) Includes annual agent's financing fee of $50,000 per annum.

  (e) Income tax effect of the pro forma adjustments at the applicable statutory federal and state income tax rates plus the elimination of the tax benefit recorded by Lowrance in the respective period to reverse its previously established deferred tax valuation allowance, as such tax benefit is not available to the combined entity.

  (f) Diluted net income per common share reflects the impact of Cobra's outstanding options on common stock. The subordinated debt includes payment in kind (PIK) interest of 4.5% that may be converted to 350,000 shares of Cobra common stock at any time beginning three years after closing. However, the diluted net income per common share calculation excludes the impact of this convertible security because it is antidilutive. Also, Lowrance's net income per common share and weighted average shares outstanding have been eliminated from the pro forma calculations.

  The historical financial statements of Lowrance include the following significant non-recurring item:

    Severance costs related to closing Lowrance's Tulsa, Oklahoma manufacturing facility and merger costs related to Lowrance's terminated merger with Orbital Sciences Corporation.

  Pro forma adjustments giving effect to the Acquisition in the unaudited pro forma condensed combined balance sheet reflect the following:

  (a) Excess of Purchase Consideration over net tangible assets acquired as a result of this acquisition (refer to Note (ii) above).

  (b) Estimated deferred financing costs to be amortized straight-line over the term of the associated financing agreements, which is five years for the revolving line of credit and long-term debt and eight years for the subordinated debt.

  (c) New borrowings to (a) finance the Purchase Consideration; (b) refinance existing Lowrance debt; and (c) pay for direct transaction costs and fees related to the new bank facility, long-term debt and subordinated debt. Quarterly payments of $750,000 on the long-term debt will commence during the first calendar year quarter after closing.

  (d) Elimination of Lowrance's stockholders' equity.

  The name, citizenship, business address, business telephone number, principal occupation or employment and five-year business history of each of the directors and executive officers of Cobra and Purchaser are described in
Schedule I hereto.

  Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (a) neither Cobra, Purchaser nor, to our knowledge, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of ours or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Lowrance; (b) neither Cobra, Purchaser nor, to our knowledge, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of Lowrance during the past 60 days;
(c) neither Cobra, Purchaser nor, to our knowledge, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Lowrance (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) since January 16, 1999, there have been no transactions which would require reporting under the rules and regulations of the SEC between us or any of our subsidiaries or, to our knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Lowrance or any of its executive officers, directors or affiliates, on the other hand; and (e) since January 16, 1999, there have been no contacts, negotiations or transactions between us or any of our subsidiaries or, to our knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the other hand, and Lowrance or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

10. Background of the Offer; Contacts with Lowrance.

  On August 20, 1998, Lowrance engaged J P Morgan, a division of Chase Securities, Inc. ("J P Morgan") as its financial advisor to assist in exploring potential strategic alternatives, particularly a sale or merger of Lowrance. In September 1998, representatives of J P Morgan began contacting potential strategic and financial partners to ascertain their interest in pursuing an acquisition of, a merger with or an investment in Lowrance. In October 1998, Lowrance and J P Morgan requested and received from several parties, including Orbital Sciences Corporation ("Orbital"), non-binding indication of interest letters that stipulated the basic terms upon which these parties would be interested in exploring a potential acquisition of, merger with or investment in Lowrance.

  On November 23, 1998, Orbital sent a letter to J P Morgan which expressed Orbital's interest in a potential merger with Lowrance and requested additional time for due diligence. On December 21, 1998, Orbital informed J P Morgan of its continued interest in a possible merger of Lowrance into Orbital in an all-stock transaction. After consultation with Lowrance's Board, representatives of J P Morgan informed Orbital that Lowrance was interested in the possible merger, pending negotiation of a definitive agreement.

  After several weeks of negotiations, including discussions of the consideration to be received by Lowrance stockholders, Orbital informed J P Morgan on January 7, 1999 that it would be willing to increase the value of its merger proposal to a number of shares of Orbital stock having an implied value of $7.30 (based upon Orbital's then current per share price) for each Share.

  On March 8, 1999, the Orbital board voted unanimously to approve the stock-for-stock merger agreement and authorized the execution of the merger agreement, subject to negotiation of remaining issues within the ranges authorized by the Orbital board.

  On March 11, 1999, the Lowrance Board voted unanimously to approve the stock-for-stock merger agreement and authorized the execution of the merger agreement, subject to negotiation of remaining issues within the ranges authorized by the Board, and recommended that Lowrance's stockholders approve and adopt the merger agreement.

  On the afternoon of March 11, 1999, the stock-for-stock merger agreement and the other transaction documents were executed. Public disclosure of the transaction was made prior to the opening of trading on Nasdaq on March 12, 1999.

  On August 18, 1999, Orbital management proposed changing the terms of the merger agreement from a stock-for-stock merger to a cash-for-stock merger valued at $7.30 per Share. On August 26, 1999, both the Orbital board and the Lowrance Board voted unanimously to approve the amended merger agreement and the Lowrance Board recommended that Lowrance stockholders approve and adopt the amended merger agreement. On August 26, 1999, the parties executed the amended merger agreement and other transaction documents. Public announcement of the execution of the amended merger agreement was made on August 30, 1999.

  On September 11, 1999, Lowrance mailed a proxy statement to its stockholders recommending that, among other things, the stockholders vote for approval and adoption of the amended merger agreement.

  In September and subsequent to the mailing of the proxy statement, Orbital's chief financial officer informed representatives of J P Morgan that Orbital had been unsuccessful in its efforts to secure $150 million in privately placed equity. Orbital's chief financial officer also informed representatives of J P Morgan that Orbital would attempt to finance the acquisition through its existing bank lines.

  At a special meeting of the stockholders of Lowrance held on October 12, 1999, Lowrance's stockholders approved and adopted the amended merger agreement.

  Orbital was ultimately unsuccessful in securing the financing from its bank group. The amended merger agreement contained a termination date of December 23, 1999, on which date Lowrance informed Orbital that the amended merger agreement had been breached and that Lowrance was terminating the amended merger agreement effective as of December 27, 1999.

  Following the termination of the Orbital transaction, Lowrance met with several potential strategic and financial partners that had contacted Lowrance on an unsolicited basis. Between February and July 2000, three potential strategic partners and one potential financial partner contacted Lowrance on an unsolicited basis, including Cobra.

  On July 6, 2000, James R. Bazet, President and Chief Executive Officer of Cobra, contacted Darrell J. Lowrance, President and Chief Executive Officer of Lowrance, to discuss the potential for a strategic business combination between the two companies. Subsequently, Cobra's financial advisors contacted representatives of J P Morgan to request certain information for use by Cobra in assessing the possibility of a merger of the two companies. As a result of these discussions, a mutual confidentiality agreement between Lowrance and Cobra was executed.

  On July 28, 2000, Mr. Bazet, Mr. Lowrance and certain other Cobra and Lowrance management team members met in Dallas, Texas to discuss the possibility of a merger between the companies. Representatives of each company presented an overview of its operations, markets, products, strategies, and financial projections. At the conclusion of this meeting, senior management of each company agreed that the strategic merits of a merger warranted further discussion and it was agreed that Lowrance would provide Cobra and its advisers with additional financial and operating information to allow Cobra to formulate an offer to purchase all of the outstanding Shares of Lowrance.

  Between August 16 and August 29, representatives of Lowrance and Cobra had conducted several discussions concerning the possibility of an acquisition transaction, including price, structure, timing, due diligence and Cobra's valuation analysis. Cobra's senior management indicated that, subject to satisfactory completion of due diligence, Cobra would be willing to pay $8.25 per Share in cash for all of the outstanding Shares of Lowrance. Cobra indicated that any transaction would be conditioned on Cobra obtaining adequate financing. Cobra also indicated that it would require that Mr. Lowrance, and possibly other stockholders of Lowrance, enter into agreements to support the transaction.

  On August 30, during a regularly scheduled Lowrance Board meeting, representatives of J P Morgan presented Cobra's offer to Lowrance's directors. At this meeting, the directors were informed of all prior discussions between senior management of Lowrance and representatives of Cobra as well as discussions with other potential acquirers. In addition to the financial merits of the offer by Cobra, the Board discussed the strategic rationale for the transaction, including but not limited to, the benefits to Lowrance from access to Cobra's Hong Kong buying office for electronic components, Cobra's ability to use the existing capacity at Lowrance's Mexican facility, opportunities to leverage Lowrance's existing technology in Cobra's products and opportunities to use Cobra's mass market retail channels for distribution of Lowrance's products.

  During the August 30 meeting, the Board also discussed the ability of the Cobra to obtain financing to complete the transaction and concluded, based on the presentations of representatives of J P Morgan and senior management's views, that such financing was likely to be obtainable. Additionally, the Lowrance Board concluded that it was extremely important that the pursuit of the transaction not lead to any major disruptions at Lowrance, particularly with regard to the significant new product rollouts that were well under way.

  At the conclusion of the August 30 meeting, the Board recommended that senior management of Lowrance and representatives of J P Morgan continue to explore the possibility of completing a transaction with Cobra at the proposed $8.25 per Share price.

  On September 11, 2000, Lowrance and Cobra executed an Exclusivity Agreement which, among other things, provided Cobra with exclusive access to non-public information concerning Lowrance until October 31, 2000 so that Cobra could complete its evaluation of an acquisition of Lowrance. The agreement also contained Lowrance's agreement not to solicit, initiate or encourage the submission of proposals by third parties for an acquisition of Lowrance and provided for payment of certain Cobra expenses by Lowrance in the event Lowrance entered into a definitive agreement for an alternative transaction on or prior to November 30, 2000.

  From mid-September through mid-October, there were a series of meetings held between representatives of Lowrance and Cobra during which Cobra continued its due diligence investigation of Lowrance and representatives of Cobra gathered information about Lowrance to be used in connection with securing Cobra's financing. Both parties agreed that Lowrance's participants in these due diligence meetings would be limited to Mr. Lowrance, Ronald G. Weber, Lowrance's Executive Vice President of Engineering and Manufacturing, and Douglas J. Townsdin, Lowrance's Vice President Finance and Chief Financial Officer, in order to preserve confidentiality and not disrupt Lowrance's operations. These meetings were held at an off-site location in Tulsa, Oklahoma. As part of Cobra's due diligence, representatives of Cobra met with Lowrance's financial auditors and visited Lowrance's manufacturing facility in Ensenada, Mexico.

  On October 11, 2000, counsel to Cobra delivered to counsel for Lowrance a draft merger agreement and draft form of stockholder agreement to be executed by certain stockholders of Lowrance, including Mr. Lowrance. On October 19, 2000, counsel to Lowrance transmitted comments to the draft merger agreement to counsel for Cobra.

  On October 25, 2000, the board of directors of Cobra held a regularly scheduled meeting at which Cobra's financial and legal advisors gave presentations relating to the terms of the proposed merger agreement and stockholder agreement, the status of due diligence and the status of discussions with potential financing sources. After discussion, Cobra's board of directors approved the Offer, the Merger and the proposed merger agreement and stockholder agreement and authorized senior management to negotiate the final terms of the transaction agreements and to proceed with efforts to secure the necessary financing.

  In late October, legal advisors to Cobra and Lowrance held discussions to negotiate the terms of the proposed merger agreement. From late October through mid-December, Lowrance continued to supply due diligence information to Cobra to allow Cobra to complete its due diligence investigation. During this period, Cobra pursued discussions with various financing sources. On December 7, 2000, at a regularly scheduled meeting, the Cobra board of directors reviewed with Cobra's senior management the status of the transaction and Cobra's progress towards securing financing in the form of a senior credit facility and subordinated note financing.

  On December 22, 2000, Cobra delivered to senior management of Lowrance copies of executed financing term sheets for a senior credit facility as well as subordinated financing.

  Between December 26, 2000 and January 4, 2001, the legal advisors of Cobra and Lowrance negotiated the final terms of the merger agreement and the stockholder agreements.

  In the morning of January 4, 2001, the Lowrance Board met to consider Cobra's offer to purchase the Shares for $8.25 per Share in cash. Lowrance Board reviewed the terms of the Merger Agreement and received the opinion of American Appraisal that the offer price of $8.25 per Share was fair to the stockholders of Lowrance from a financial point of view. Thereafter, the Lowrance Board unanimously approved the Merger Agreement, the Offer and the Merger, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, Lowrance's stockholders and recommended that the stockholders of Lowrance accept the Offer and tender their Shares pursuant to the Offer. In the late afternoon of the same day, Cobra and Lowrance executed the Merger Agreement and Mr. Lowrance, Mr. Weber, Willard P. Britton and Peter F. Foley executed Stockholder Agreements. Public disclosure of the execution of the Merger Agreement was made by joint press release on the morning of January 5, 2001, prior to the opening of trading of Shares on Nasdaq.

11. Purpose of the Offer and the Merger; The Merger Agreement; The Confidentiality Agreement; The Stockholder Agreements; Statutory Requirements; Appraisal Rights; Rule 13e-3; Plans for Lowrance After the Offer and the Merger.

  Purpose of the Offer and the Merger. The purpose of the Offer and the Merger is for Cobra and its subsidiaries to acquire all of the outstanding Shares. Upon the consummation of the Merger, Lowrance will become a wholly owned subsidiary of Cobra. The acquisition of Shares has been structured as a cash tender offer followed by a cash merger in order to effect a prompt and orderly transfer of ownership of Lowrance from the public stockholders to Cobra and provide stockholders with cash for all of their Shares.

   Stockholders of Lowrance who sell their Shares pursuant to the Offer will cease to have any equity interest in Lowrance or the right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders will no longer have an equity interest in Lowrance. Similarly, after selling their Shares pursuant to the Offer or the subsequent Merger, stockholders of Lowrance will no longer bear the risk of any decrease in the value of Lowrance.

  The Merger Agreement. The following summary description of the Merger Agreement is qualified in its entirety by reference to the agreement itself, which we have incorporated by reference in the Schedule TO that we filed with the SEC, which you may examine and copy as set forth in Section 8 above (except that it will not be available at the regional offices of the SEC).

  The Offer. The Merger Agreement provides for the commencement of the Offer by Purchaser. The obligation of Purchaser to accept for payment and pay for Shares validly tendered pursuant to the Offer is subject to the prior satisfaction or waiver by Purchaser of the conditions to the Offer set forth in Section 14 hereof. The Merger Agreement provides that, without the prior written consent of Lowrance, Purchaser will not (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price, (c) impose additional conditions to the Offer other than the conditions set forth in Section 14 or modify the conditions to the Offer (other than to waive any condition of the Offer to the extent permitted by the Merger Agreement), (d) except as described in the following paragraph, extend the Offer, (e) change the form of consideration payable in the Offer or (f) amend any other term of the Offer in a manner which is materially adverse to the holders of Shares.

  We have agreed with Lowrance that we will not extend the Offer, without the consent of Lowrance; provided, however, that without the consent of Lowrance, we may extend the Offer (a) if, at the scheduled or extended expiration date of the Offer any of the conditions to Purchaser's obligation to accept Shares for payment are not satisfied or waived, until such time as such conditions are satisfied or waived, (b) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer and (c) for any reason on one or more occasions for an aggregate period of not more than fifteen business days beyond the latest expiration date that would otherwise be permitted under the terms of the Merger Agreement if there shall not have been tendered a sufficient number of Shares to enable the Merger to be effected in accordance with Section 253 of the DGCL, in each case subject to the right of Cobra, Purchaser or Lowrance to terminate the Merger Agreement pursuant to its terms.

  The Merger. The Merger Agreement provides that Purchaser will be merged with and into Lowrance following the satisfaction or waiver of the conditions to the Merger contained in the Merger Agreement. As a result of the Merger, the separate corporate existence of Purchaser will cease and Lowrance will continue as the Surviving Corporation.

  At the effective time of the Merger (the "Effective Time"), the Certificate of Incorporation and Bylaws of Lowrance shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation; the directors of Purchaser shall become the directors of the Surviving Corporation and the officers of Lowrance shall become the officers of the Surviving Corporation.

  Lowrance has agreed in the Merger Agreement that it will, at Cobra's request, as soon as practicable following the purchase of Shares pursuant to the Offer,
(a) prepare and file with the SEC a preliminary proxy statement relating to the Merger Agreement and use its reasonable best efforts to respond to any comments of the SEC and its staff and to cause the proxy statement to be mailed to its stockholders as promptly as practicable after responding to all such comments to the satisfaction of the staff and (b) convene a special meeting of its stockholders for the purpose of considering the adoption of the Merger Agreement. The Merger Agreement provides that if Purchaser or any other direct or indirect subsidiary of Cobra owns at least 90% of the outstanding Shares, Cobra, Purchaser and Lowrance shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after expiration of the Offer without a meeting of the stockholders of Lowrance, in accordance with Section 253 of the DGCL.

  Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Lowrance or the holders of any securities of Purchaser or Lowrance, each Share (other than Shares held in the treasury of Lowrance or by any wholly owned subsidiary of Lowrance, Shares owned by Cobra or any wholly owned subsidiary of Cobra and Shares owned by stockholders, if any, who are entitled to and who properly exercise dissenter's rights under the DGCL) shall be converted into the right to receive from the Surviving Corporation, in cash, without interest, the Merger Consideration. Each share of stock of Purchaser issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of stock of Purchaser, be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

  The Merger Agreement provides that Cobra or the designated paying agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares such amounts as Cobra or such paying agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code or the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law.

  Representations and Warranties. In the Merger Agreement, Lowrance has made customary representations and warranties to Cobra and Purchaser. The representations and warranties of Lowrance relate, among other things, to its organization, good standing and corporate power; capital structure; authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required consents and approvals and no violations; filings made by Lowrance with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act (including financial statements included in the documents filed by Lowrance under these acts); information supplied by Lowrance; the absence of certain events since July 31, 2000; permits and compliance with laws; tax matters; actions and proceedings; certain agreements; benefit plans and employees and employment practices; liabilities; certain labor matters; intellectual property matters; title to assets; inventories; environmental matters; state takeover statutes; required votes; transactions with affiliates; and brokers.

  Purchaser and Cobra have also made customary representations and warranties to Lowrance. Representations and warranties of Purchaser and Cobra relate, among other things, to: their organization, good standing and authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required consents and approvals and no violations; information supplied; operations of Purchaser; brokers; and financing.

  Covenants Relating to the Conduct of Business. During the period from the date of the Merger Agreement through the Effective Time, Lowrance has agreed as to itself and its subsidiaries that, except as otherwise expressly contemplated or permitted by the Merger Agreement or except to the extent Cobra shall otherwise consent in writing:

  (a) Lowrance shall in all material respects carry on its business in the ordinary course of its business as currently conducted and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time;

  (b) Lowrance shall not (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of Lowrance or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

  (c) Lowrance shall not issue, deliver, sell, pledge, grant, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options (including options under the Company Option Plans (as defined in the Merger Agreement)) to acquire any such shares, voting securities, equity equivalent or convertible securities;

  (d) Lowrance shall not amend its charter or by-laws or equivalent organizational documents;

  (e) Lowrance shall not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets;

  (f) Lowrance shall not sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets with a fair market value in excess of $100,000, other than sales of inventory that are in the ordinary course of business consistent with past practice;

  (g) Lowrance shall not incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any other person, other than
      (i) in the ordinary course of business consistent with past practices and, in the case of indebtedness and guarantees, in an amount not to exceed $100,000 and (ii) indebtedness, loans, advances, capital contributions and investments between Lowrance and any of its subsidiaries in the ordinary course of business consistent with past practices;

  (h) Lowrance shall not alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of Lowrance or any of its subsidiaries;

  (i) except required by applicable law, Lowrance shall not enter into or adopt any, or amend any existing, severance plan, agreement or arrangement or enter into or amend any Company Plan (as defined in the Merger Agreement) or employment or consulting agreement or fail to maintain in effect each key-man insurance policy currently in effect with respect to any employee of Lowrance or any of its subsidiaries;

  (j) Lowrance shall not increase the compensation payable or to become payable to its directors, officers or employees (except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees of Lowrance or any of its subsidiaries who are not officers of Lowrance or any of its subsidiaries) or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director or officer of Lowrance or any of its subsidiaries, or grant or otherwise award to any person any option or stock appreciation right or other right or benefit under the Company Option Plans or establish, adopt, enter into, or, except as may be required to comply with applicable law, amend or take action to enhance or accelerate any rights or benefits under, any labor, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

  (k) Lowrance shall not knowingly violate or knowingly fail to perform any obligation or duty imposed upon it or any subsidiary by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

  (l) Lowrance shall not make any change to accounting policies or procedures (other than actions required to be taken by generally accepted accounting principles);

  (m) Lowrance shall not prepare or file any tax return inconsistent with past practice or, on any such tax return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods;

  (n) Lowrance shall not settle or compromise any tax liability or any claims or litigation in excess of $50,000 or commence any litigation or proceedings;

  (o) Lowrance shall not enter into or amend any agreement or contract (i) having a term in excess of 12 months and which is not terminable by Lowrance without penalty or premium by notice of 60 days or less or
      (ii) outside the ordinary course of business consistent with past practice, which involves or is expected to involve payments of $100,000 or more during the term thereof (provided that in the case of agreements or contracts with any customer, the margins anticipated from any such agreement or contract shall be consistent in all material respects with historical margins); (iii) enter into, amend or terminate any other agreement or contract material to Lowrance and its subsidiaries; or (iv) purchase any real property, or make or agree to make any new capital expenditure or expenditures (other than the purchase of real property) which in the aggregate are in excess of $100,000;

  (p) Lowrance shall not pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business consistent with past practice or in accordance with their terms; and

  (q) Lowrance shall not authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

  No Solicitation. Lowrance shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any officer, director or employee of or any financial advisor, attorney or other advisor or representative of Lowrance or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage the submission of, any Takeover Proposal (as defined below), (ii) enter into any agreement with respect to or approve or recommend any Takeover Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to Lowrance or any of its subsidiaries in connection with, or take any other action to cooperate in any way with respect to, or assist in or facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that neither Lowrance nor its directors shall be prohibited from (x) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer or (y) referring a third party to the section of the Merger Agreement described in this paragraph or making a copy of such section available to any third party; and provider, further, that prior to the acceptance for payment of Shares pursuant to the Offer, if the Lowrance Board reasonably determines that a Takeover Proposal constitutes a Superior Proposal (as defined below), then, to the extent required by the fiduciary obligations of the Lowrance Board, as determined in good faith by a majority thereof after consultation with independent counsel (who may be Lowrance's regularly engaged independent counsel), Lowrance may, in response to an unsolicited request therefor, furnish information with respect to Lowrance and its subsidiaries to any person pursuant to a confidentiality agreement, in customary form and in any event containing terms, taken as a whole, at least as stringent as those contained in the confidentiality agreement entered into between Lowrance and Cobra, and participate in discussions or negotiations with such person. For purposes of the Merger Agreement, "Takeover Proposal" means any proposal for
(i) a merger or other business combination involving Lowrance or any of its subsidiaries, (ii) any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in or any voting securities of Lowrance representing 15% or more of the Shares or of the total voting securities of Lowrance outstanding or (iii) an offer to acquire in any manner, directly or indirectly, a substantial portion of the assets of Lowrance or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, and "Superior Proposal" means a bona fide written proposal made by a third party to acquire Lowrance pursuant to a tender or exchange offer, a merger, a sale of all or substantially all of the assets of Lowrance or otherwise on terms which a majority of the Lowrance Board determines in its reasonable good faith judgment to be more favorable to Lowrance's stockholders than the Merger (based on the advice from Lowrance's independent financial advisor that the value of the consideration provided for in such proposal exceeds the value of the consideration provided for in the Merger) and for which financing, to the extent required, is then committed or which, in the reasonable good faith judgment of a majority of the members of the Lowrance Board (based on the advice of Lowrance's independent financial advisor), is reasonably capable of being obtained by such third party.

  The Merger Agreement provides further that, Lowrance must advise Cobra orally and in writing of (i) any Takeover Proposal or any inquiry with respect to or which could lead to any Takeover Proposal received by any officer or director of Lowrance or, to the knowledge of Lowrance, any financial advisor, attorney or other advisor or representative of Lowrance, (ii) the material terms of such Takeover Proposal (including a copy of any written proposal), and (iii) the identity of the person making any such Takeover Proposal or inquiry. Lowrance shall so advise Cobra no later than 24 hours following receipt of such Takeover Proposal or inquiry. If Lowrance intends to furnish any person with any information with respect to any Takeover Proposal, Lowrance is required to advise Cobra orally and in writing of such intention not less than two business days in advance of providing such information. Lowrance is further required to keep Cobra fully informed of the status and material terms of any such Takeover Proposal or inquiry.

  Third Party Standstill Agreements. During the period from the date of the Merger Agreement through the Effective Time, Lowrance has agreed not to terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which Lowrance or any of its subsidiaries is a party (other than any confidentiality or standstill agreement involving Cobra) and to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

  Indemnification. Pursuant to the Merger Agreement, from and after the Effective Time, Cobra will cause the Surviving Corporation to indemnify and hold harmless all past and present officers and directors of Lowrance and its subsidiaries to the same extent and in the same manner such persons are indemnified as of the date of the Merger Agreement by Lowrance pursuant to the DGCL, Lowrance's Certificate of Incorporation or Lowrance's Bylaws for acts or omissions occurring at or prior to the Effective Time and shall advance reasonable litigation expenses incurred by such officers and directors in connection with defending any action arising out of such acts or omissions.

  Board Representation. The Merger Agreement provides that promptly after such time as Purchaser acquires Shares pursuant to the Offer, Purchaser will be entitled to designate at its option up to that number of directors of the Lowrance Board, subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of Lowrance's directors designated by Purchaser equal to the percentage of the aggregate voting power of the Shares held by Cobra or any of its subsidiaries; provided, however, that in the event that Purchaser's designees are elected to the Lowrance Board, until the Effective Time, the Lowrance Board shall have at least two directors who were directors of Lowrance on the date of the Merger Agreement and who are not officers of Lowrance (the "Independent Directors"). If the number of Independent Directors shall be reduced below two for any reason whatsoever, the Independent Director shall designate an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors of Lowrance shall designate two persons to fill such vacancies who shall not be officers or affiliates of Lowrance or any of its subsidiaries, or officers or affiliates of Cobra or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Following the election or appointment of Purchaser's designees to the Lowrance Board and prior to the Effective Time, any amendment, or waiver of any term or condition, of the Merger Agreement or Lowrance's Certificate of Incorporation or Bylaws, any termination of the Merger Agreement by Lowrance, any extension by Lowrance of the time for the performance of any of the obligations or other acts of Purchaser or waiver or assertion of any of Lowrance's rights under the Merger Agreement, and any other consent or action by the Lowrance Board with respect to the Merger Agreement, will require the concurrence of a majority of the Independent Directors and no other action by Lowrance, including any action by any other director of Lowrance, shall be required for purposes of the Merger Agreement. In connection with the foregoing, Lowrance will promptly, at the option of Cobra, either increase the size of the Lowrance Board and/or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Lowrance Board as provided above to the fullest extent permitted by law.

  Employment Agreements. Prior to February 12, 2001, Lowrance shall enter into employment agreements with Darrell J. Lowrance and Ronald G. Weber, each in a form satisfactory to Cobra. In the case of the employment agreement of Ronald
G. Weber, such agreement shall be for a term of five years and shall provide for salary no less favorable in the aggregate than currently provided to Mr. Weber by Lowrance and benefits at the same level as similary situated officers of Cobra. The employment agreements shall become effective upon consummation of the Offer.

  Conditions Precedent. The respective obligations of each party to effect the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions: (i) the Merger Agreement shall have been approved and adopted by the affirmative vote of the stockholders of Lowrance (unless the vote of stockholders is not required under the DGCL) as required by the DGCL and Lowrance's Certificate of Incorporation; (ii) Purchaser shall have previously accepted for payment and paid for Shares pursuant to the

Offer, except that this condition shall not apply if Purchaser shall have failed to purchase Shares pursuant to the Offer in breach of its obligations under the Merger Agreement; and (iii) no court or other Governmental Entity (as defined in the Merger Agreement) having jurisdiction over Lowrance or Cobra or any of their respective subsidiaries shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger illegal.

  Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of Lowrance:

  (a) by mutual written consent of Cobra and Lowrance;

  (b) by either Cobra or Lowrance: (i) if (x) as a result of the failure of any of the conditions to the Offer as set forth in Section 14 of this Offer to Purchase shall have terminated or expired in accordance with its terms without Purchaser having accepted for payment any Shares pursuant to the Offer or (y) Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to May 4, 2001 (provided that the right to terminate the Merger Agreement pursuant to this clause (b)(i) shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty under the Merger Agreement by such party), or (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer and such order, decree or ruling or other action shall have become final and nonappealable;

  (c) by Cobra or Purchaser prior to the purchase of Shares pursuant to the Offer in the event of a breach by Lowrance of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to the failure of the Offer conditions described in paragraph (e) or (f) of Section 14 and (ii) cannot be or has not been cured within 30 days after the giving of written notice to Lowrance;

  (d) by Cobra or Purchaser if either Cobra or Purchaser is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (d) of Section 14;

  (e) by Lowrance if the Lowrance Board reasonably determines that a Takeover Proposal constitutes a Superior Proposal and a majority of the Lowrance Board determines in its reasonable good faith judgment, after consultation with independent counsel, that failing to terminate the Merger Agreement would constitute a breach of its fiduciary duties under applicable law; provided, that it has complied with the notice and other provisions of the Merger Agreement relating to no solicitation of Takeover Proposals and it complies to the extent applicable with requirements of the Merger Agreement relating to payment of Expenses and the Termination Fee (each as defined below under "--Fees and Expenses"); and provided further that Lowrance may not terminate the Merger Agreement pursuant to this clause (e) unless and until 72 hours have elapsed following the delivery to Cobra of a written notice of such determination by the Lowrance Board;

  (f) by Lowrance, if (i) any of the representations or warranties of Cobra or Purchaser set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct in any respect or any such representations or warranties that are not so qualified shall not be true and correct in any material respect or (ii) Cobra or Purchaser shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of Cobra or Purchaser to be performed or complied with by it under the Merger Agreement and such untruth, incorrectness or failure cannot be or has not been cured within 30 days after the giving of written notice to Cobra or Purchaser, as applicable; or

  (g) by Lowrance, if the Offer has not been timely commenced in accordance with the Merger Agreement.

  In the event of a termination of the Merger Agreement by either Lowrance or Cobra, the Merger Agreement shall become void (except for certain provisions pertaining to the payment of certain expenses and fees and except for certain confidentiality obligations of the parties) and there shall be no liability or obligation on the part of Cobra, Purchaser or Lowrance or their respective officers or directors other than for liability for any breach of a representation or warranty contained in the Merger Agreement, the breach of any covenant contained in the Merger Agreement or for fraud.

  Preferred Stock Redemption. Upon consummation of the Offer, Lowrance has agreed to redeem all of its issued and outstanding shares of Preferred Stock at a redemption price of $9.375 per share in cash (which represents a net redemption price of $1.875 for each Share into which the shares of Preferred Stock are convertible under certain circumstances).

  Fees and Expenses. Except as provided in the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses.

  The Merger Agreement provides that Lowrance will pay, or cause to be paid, in same day funds to Cobra the following amounts under the circumstances and at the times set forth as follows:

  (i) if Cobra or the Purchaser terminates the Merger Agreement in accordance with the provisions described in clause (d) under "Termination" above, Lowrance shall pay the Expenses (as defined below) of Cobra and a $1,500,000 termination fee (the "Termination Fee") upon demand;

  (ii) if Lowrance terminates the Merger Agreement in accordance with the provision described in clause (e) under "Termination" above, Lowrance shall pay the Termination Fee within one business day following such termination and the Expenses of Cobra upon demand; or

  (iii) if any termination of the Merger Agreement occurs under the provisions described in clause (b) or (c) under "Termination" above, and at the time of any such termination a Takeover Proposal shall have been made (other than a Takeover Proposal made prior to the date of the Merger Agreement), if concurrently therewith or within 12 months thereafter, (A) Lowrance enters into a merger agreement, acquisition agreement or similar agreement (including a letter of intent) with respect to a Takeover Proposal, or a Takeover Proposal is consummated, involving any party (1) with whom Lowrance had any discussions with respect to a Takeover Proposal, (2) to whom Lowrance furnished information with respect to or with a view to a Takeover Proposal or (3) who had submitted a proposal or expressed any interest publicly in a Takeover Proposal, in the case of each of clauses (1), (2) and (3), prior to such termination, or (B) Lowrance enters into a merger agreement, acquisition agreement or similar agreement (including a letter of intent) with respect to a Superior Proposal, or a Superior Proposal is consummated, then, in the case of either (A) or (B) above, Lowrance shall pay the Termination Fee and the Expenses of Cobra upon the earlier of the execution of such agreement or upon consummation of such Takeover Proposal or Superior Proposal; provided, that if the Merger Agreement is terminated by Lowrance pursuant to clause (b)(i) under "Termination" above and at the time of such termination the Financing Condition has not been satisfied, Lowrance shall not be obligated to pay the Termination Fee and the Expenses of Cobra under this clause (iii).

  For purposes of the Merger Agreement, "Expenses" means documented out-of-pocket fees and expenses incurred or paid by or on behalf of Cobra in connection with the Offer, the Merger or the consummation of any of the transactions contemplated by the Merger Agreement, including all fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants to Cobra, in an aggregate amount not in excess of $500,000.

The Confidentiality Agreement.

  The following summary description of the confidentiality agreement entered into between Cobra and Lowrance (the "Confidentiality Agreement") is qualified in its entirety by reference to the agreement itself, which is an exhibit to the Schedule TO that we filed with the SEC, which you may examine and copy as set forth in Section 8.

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

  In July 2000, Lowrance and Cobra entered into a Confidentiality Agreement pursuant to which Cobra agreed, in return for Lowrance's making available certain non-public information, to use such information solely for the purpose of evaluating the transaction between the parties and to not use such information in any way directly or indirectly detrimental to Lowrance. Cobra also agreed that it and its representatives will not disclose any of the evaluation information unless the disclosure is made to a representative of Cobra who needs to have such material for the sole purpose of evaluating the transaction between the parties. Without the prior consent of Lowrance, Cobra agreed that it and its representatives will not disclose to any other person the fact that the materials have been provided to it or that discussions or negotiations were taking place.

The Stockholder Agreements.

  The following summary description of the Stockholder Agreements is qualified in its entirety by reference to the agreements themselves, which we have filed as exhibits to the Schedule TO that we filed with the SEC, which you may examine and copy as set forth in Section 9.

  Cobra and Purchaser entered into Stockholder Agreements dated as of January 4, 2001 (the "Stockholder Agreements") with each of the following stockholders of Lowrance: Darrell J. Lowrance, Ronald G. Weber, Willard P. Britton and Peter
F. Foley (the "Tendering Stockholders"). Pursuant to the Stockholder Agreements, each Tendering Stockholder has agreed that, (a) such Tendering Stockholder will vote the Shares held by such Tendering Stockholder in favor of the Merger and the Merger Agreement; (b) such Tendering Stockholder will vote his or her Shares against (i) any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Lowrance or any other Takeover Proposal or (ii) any amendment of Lowrance's Certificate of Incorporation or Bylaws or other proposal or transaction involving Lowrance, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement; (c) such Tendering Stockholder will not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment or other disposition of, his or her Shares to any person other than Purchaser or Purchaser's designee or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection, directly or indirectly, with any Takeover Proposal; (d) such Tendering Stockholder will not, and will not permit any investment banker, attorney or other adviser or representative of such Tendering Stockholder to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; and (e) the Tendering Stockholder will tender pursuant to the Offer and not withdraw the Shares owned by such Tendering Stockholder. The Stockholder Agreements terminate upon the earlier of (i) the Effective Time and (ii) the valid termination of the Merger Agreement as set forth in the Stockholder Agreements. In addition, Darrell J. Lowrance and Ronald G. Weber, the only holders of Preferred Stock, have agreed that their shares of Preferred Stock shall be redeemed by Lowrance at a redemption price of $9.375 per share, effective immediately after the acceptance of shares for payment by Purchaser pursuant to the Offer.

Statutory Requirements.

  In general, under the DGCL a merger of two Delaware corporations requires the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement of merger containing provisions with respect to certain statutorily specified matters and the approval of such agreement of merger by the stockholders of each corporation by the affirmative vote of the holders of a majority of all the outstanding shares of stock entitled to vote on such merger. According to Lowrance's Certificate of Incorporation, the Shares are the only securities of Lowrance which entitle the holders thereof to voting rights.

  The DGCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary that is outstanding and would be entitled to vote on a merger, the parent company can effect a short-form

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

merger (a "Short-Form Merger") with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise Purchaser acquires or controls the voting power of at least 90% of the Shares, Purchaser could, and intends (subject to the conditions to its obligations to effect the Merger contained in the Merger Agreement) to, effect the Merger without prior notice to, or any action by, any other stockholder of Lowrance. Pursuant to the Merger Agreement, under certain circumstances we could extend the Offer for a limited period of time in order to receive tenders of at least 90% of the issued and outstanding Shares to enable us to effect a Short-Form Merger. See "--The Merger Agreement--The Offer."

Appraisal Rights.

  No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, any holder of Shares at the Effective Time will have certain rights under the DGCL to dissent and demand appraisal of, and payment in cash of fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

  In addition, several decisions by Delaware courts have held that, in certain instances, a controlling stockholder of a corporation involved in a Merger has a fiduciary duty to the other stockholders that requires the Merger to be fair to such other stockholders. In determining whether a Merger is fair to minority stockholders, the Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties. Although the remedies of rescission or other damages are possible in an action challenging a Merger as a breach of fiduciary duty, decisions of the Delaware courts have indicated that in most cases the remedy available in a Merger that is found not to be "fair" to minority stockholders is a damages remedy based on essentially the same principles as an appraisal.

  APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

  STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Rule 13e-3.

  The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may, under certain circumstances, be applicable to the Merger or another business combination in which Purchaser seeks to acquire the remaining Shares not held by it following the purchase of Shares pursuant to the Offer. Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the termination of the Offer at the Offer Price. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning Lowrance and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

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

Plans for Lowrance After the Offer and the Merger.

  Pursuant to the Merger Agreement, upon completion of the Offer, Cobra and Purchaser intend to effect the Merger in accordance with the Merger Agreement. See "--The Merger Agreement."

  Except as otherwise described in this Offer to Purchase, Cobra has no current plans or proposals or negotiations which relate to or would result in: (i) other than the Merger, an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Lowrance; (ii) any purchase, sale or transfer of a material amount of assets of Lowrance; (iii) any change in the management of Lowrance or any change in any material term of the employment contract of any executive officer of Lowrance; or (iv) any other material change in Lowrance's corporate structure or business.

  Nevertheless, Cobra may initiate a review of Lowrance and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order best to organize and integrate the activities of Lowrance and Cobra.

12. Source and Amount of Funds.

   The Offer is conditioned upon receipt by Cobra of proceeds of debt financing in an amount necessary to consummate the transactions contemplated by the Merger Agreement on terms satisfactory to Cobra in its sole discretion. Cobra estimates that the total amount of funds required to purchase all of the Shares pursuant to the Offer, to refinance the outstanding indebtedness of Lowrance, and to pay fees and expenses related to the transaction will be approximately $58.2 million.

  Cobra plans to obtain the necessary funds under the Credit Facility (as defined below) and the Senior Subordinated Notes (as defined below).

  Credit Facility. Cobra has executed a financing term sheet (the "Credit Facility Term Sheet") with LaSalle Bank National Association ("LaSalle"), General Electric Capital Corporation ("GE Capital") and BT Commercial Corporation ("BTCC") in which LaSalle, GE Capital, BTCC (collectively, the "Agents") and other lenders acceptable to the Agents would provide financing in an aggregate principal amount of up to $85 million (the "Credit Facility"). Although the Agents have committed to provide the entire Credit Facility, the Agents may assemble a syndicate of financial institutions prior to the initial funding under the Credit Facility. The terms of the definitive agreement providing for the Credit Facility (the "Loan Agreement") have not yet been finalized. The following is a summary of the anticipated principal terms of the Credit Facility based upon the Credit Facility Term Sheet. This summary is subject to finalizing the Loan Agreement and is qualified in its entirety by reference to the Credit Facility Term Sheet, which is filed as an exhibit to the Schedule TO that we filed with the SEC.

  The Credit Facility consists of a revolving loan facility (the "Revolving Facility") under which loans may be borrowed, repaid and reborrowed by Cobra or Lowrance from time to time in an aggregate amount of up to $65 million, with the amount available for borrowing at any time being limited to an amount equal to the sum of up to 75% of eligible accounts receivable of Cobra and Lowrance, up to 60% of eligible inventory of Cobra and Lowrance (excluding goods in Mexico and Australia) valued at the lower of cost or market and up to 50% of eligible finished goods inventory purchased by Cobra and Lowrance utilizing documentary letters of credit less reserves. The amount outstanding under the Revolving Facility will include $25 million that is available for documentary letters of credit. The Credit Facility also contains a term loan (the "Term Loan") of up to $20 million.

  The Credit Facility will mature in the lesser of five years or six months prior to the first principal payment required under the Subordinated Debt Agreement (as defined below). The Term Loan will be repaid in quarterly payments of principal. If the Revolving Facility is terminated, the Term Loan will become immediately due and payable.

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

  Borrowings under the Credit Facility will bear interest based upon, at Cobra's option, (i) absent a default, 1, 2 or 3-month reserve-adjusted London Interbank Offered Rate plus 3.250% per annum or (ii) a floating rate at the higher of the prime rate or .50% per annum over the Federal funds rate plus 0.875% per annum.

  Borrowings under the Credit Facility will be secured by a first priority security interest in all existing and after-acquired assets of Cobra and Lowrance and their subsidiaries and a pledge of all of the issued and outstanding capital stock of Cobra's subsidiaries (including Lowrance). Each of Cobra and Lowrance will guarantee the other's obligations under the Credit Facility.

  Cobra may terminate the Revolving Facility or prepay the Term Loan, and, if Cobra chooses to do so, will pay a prepayment fee of 1.5% of the committed amount of the Revolving Facility and the amount prepaid on the Term Loan in the first year and 0.5% of such amounts in the second year and will incur no prepayment fees thereafter. The amounts borrowed under the Credit Facility are subject to mandatory prepayment upon certain dispositions of assets, upon certain sales of equity or issuance of debt and for 65% of annual excess cash (as defined in the Loan Agreement).

  The Credit Facility will include a closing fee of 2% of the $85 million Credit Facility amount, one-half of which is due and payable upon the signing of a commitment letter and the other one-half of which is due and payable upon the closing of the Credit Facility. A documentary letter of credit fee of 1.625% per annum will accrue on the face amount of the letters of credit issued pursuant to the Credit Facility, payable monthly in arrears, plus any charges assessed by the issuing bank. A facility fee will accrue on the Revolving Facility at a rate of 0.50% on the average unused daily balance of the Revolving Facility, payable monthly in arrears. Cobra will also pay the Agents an annual Agents' fee of $50,000 per annum, reimburse certain expenses and provide certain indemnities, all of which Cobra believes to be customary for commitments of this type.

  The Loan Agreement will contain conditions precedent, representations and warranties, covenants (including financial covenants), events of default and other provisions customary for such financings.

  The Agents' agreement to provide the Credit Facility is conditioned on, among other things: Cobra's procurement of at least $15 million of subordinated debt with terms and conditions that are satisfactory to the Agents; satisfactory completion by the Agents of all business, environmental and legal due diligence; the signing of the Loan Agreement on or before January 31, 2001; the absence of a material adverse change in the business, financial or other condition of Cobra or Lowrance or both of them taken as a whole, the industry in which Cobra or Lowrance operates, the collateral which will be subject to the security interest granted to the Agents or in the prospects or projections of Cobra or Lowrance; the absence of any litigation which, if successful, would have a material adverse impact on Cobra or Lowrance or both of them taken as a whole, their respective businesses or on their ability to repay the loans, or which would challenge the Offer, the Merger or the Credit Facility; the absence, since Cobra's and Lowrance's last audited financial statements, of a material increase in the liabilities, liquidated or contingent, of Cobra or Lowrance, or both of them taken as a whole; the absence, since December 14, 2000, of any change in loan syndication, financial or capital market conditions generally that in the Agents' judgment would materially impair syndication of the financing; total funded senior debt (including capital leases) of Cobra and Lowrance not exceeding 2.75 times trailing twelve month earnings before taxes, depreciation and amortization; and minimum excess collateral at closing of at least $8 million.

  Senior Subordinated Notes. Cobra has also executed a financing term sheet (the "Subordinated Notes Term Sheet") with American Capital Strategies, Ltd. ("American Capital") pursuant to which American Capital has agreed to provide Cobra $15 million in financing in exchange for senior secured subordinated notes of Cobra in the aggregate principal amount of $15 million (the "Subordinated Notes"). The terms of the agreement providing for the Subordinated Notes (the "Subordinated Debt Agreement") have not yet been finalized. The following is a summary of the anticipated principal terms of the Subordinated Debt Agreement based upon the Subordinated Notes Term Sheet. This summary is subject to finalizing the Subordinated Debt Agreement and is qualified in its entirety by reference to the Subordinated Notes Term Sheet, which is filed as an exhibit to the Schedule TO that we filed with the SEC.

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

  The Subordinated Notes will mature on February 28, 2009 (the "Maturity Date"). The Subordinated Notes will be repaid over equal monthly payments of principal commencing on the first month following the fifth anniversary of the closing of the Subordinated Debt Agreement such that the Subordinated Notes are fully repaid on the Maturity Date.

  The Subordinated Notes will bear monthly interest in arrears on the first business day of each month at a fixed rate equal to 14% per annum in cash plus 4.50% per annum payable in kind ("PIK Interest") due on the Maturity Date.

  Cobra paid American Capital a processing fee of $75,000 upon execution of the Subordinated Notes Term Sheet and will pay American Capital a processing fee at the closing of the Subordinated Debt Agreement of $375,000.

  Cobra may prepay the Subordinated Notes in multiples of $100,000, and, if Cobra chooses to do so, will pay a prepayment fee in the first year of 4% of the amount prepaid, 3% in the second year of the amount prepaid, 1% in the third year of the amount prepaid and will incur no prepayment fee thereafter. Mandatory prepayments of the Subordinated Notes will be required upon a change in control, merger, consolidation or similar combination involving Cobra, or sale of a material portion of Cobra's assets or other similar transaction, or upon a change in the position of James R. Bazet, currently the president and chief executive officer of Cobra. Mandatory prepayments will be subject to the same prepayment fees as discussed above, in addition to default interest rates if applicable.

  American Capital will have the right to convert the accumulated PIK Interest portion of the Subordinated Notes into 350,000 shares of common stock of Cobra (the "Conversion Option"). The Conversion Option will be exercisable any time after the third anniversary of the closing of the Subordinated Debt Agreement. American Capital may also deliver for mandatory redemption at fair market value (determined at the market price or by appraisal) by Cobra any shares of common stock of Cobra received in connection with the Conversion Option at any time after the earlier to occur of: (i) the fifth anniversary of the closing of the Subordinated Debt Agreement; (ii) sale of Cobra or a material portion of its assets or (iii) repayment in full of the Subordinated Notes. The Conversion Option will expire on the tenth anniversary of closing. The Conversion Option will also include registration rights, anti-dilution rights and pre-emptive rights customary for such financing.

  The Subordinated Notes will be secured by a security interest in all of Cobra's assets, subordinated only to the security interests of the lenders under the Credit Facility.

  The Subordinated Debt Agreement will contain conditions precedent, representations and warranties, covenants (including financial covenants), events of default and other provisions customary for such financing.

  American Capital's agreement to purchase the Subordinated Notes is conditioned on, among other things: satisfactory completion by American Capital of all business, legal and accounting due diligence; execution of the Subordinated Debt Agreement; the absence of a material adverse change in the business or financial condition of Cobra, its business or the capital markets after the date of the Subordinated Notes Term Sheet; execution of the Loan Agreement; and Cobra having no less than $65.1 million of working capital and no less than $47 million of equity at closing.

  In addition to providing the funds required to consummate the purchase of Lowrance, the proceeds of the Credit Facility and the Subordinated Notes will also be used to refinance Cobra's existing indebtedness.

  It is anticipated that the indebtedness incurred through borrowings under the Credit Facility and the Subordinated Debt Agreement will be repaid from funds generated internally by Cobra and its subsidiaries, including Lowrance and its subsidiaries, and from other sources that may include the proceeds of the private or public sale of debt or equity securities. No final decisions have been made concerning the method Cobra will

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

employ to repay such indebtedness. Such decisions when made will be based on Cobra's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

13. Dividends and Distributions.

  The Merger Agreement provides that Lowrance shall not, without the prior written consent of Cobra, (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) purchase, redeem or otherwise acquire any Shares or any other securities thereof or any rights, warrants or options to acquire any such Shares or other securities.

14. Conditions of the Offer.

  Conditions to the Offer. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) the Minimum Condition shall have been satisfied and (ii) the Financing Condition shall have been satisfied. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exist (other than as a result of any action or inaction of Cobra or any of its subsidiaries that constitutes a breach of the Merger Agreement):

  (a) there shall be threatened or pending by any Governmental Entity (as defined in the Merger Agreement) any suit, action or proceeding (i) challenging the acquisition by Cobra or Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Stockholder Agreements (including the voting provisions thereunder), or seeking to obtain from Lowrance, Cobra or Purchaser any damages that are material in relation to Lowrance and its subsidiaries taken as a whole, (ii) seeking to prohibit or materially limit the ownership or operation by Lowrance, Cobra or any of their respective subsidiaries of a material portion of the business or assets of Lowrance and its subsidiaries, or Cobra and its subsidiaries, taken as a whole, or to compel Lowrance or Cobra to dispose of or hold separate any material portion of the business or assets of Lowrance and its subsidiaries, or Cobra and its subsidiaries, taken as a whole, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement or the Stockholder Agreements, (iii) seeking to impose material limitations on the ability of Cobra or Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer, including the right to vote such Shares on all matters properly presented to the stockholders of Lowrance, (iv) seeking to prohibit Cobra or any of its subsidiaries from effectively controlling in any material respect any material portion of the business or operations of Lowrance or its subsidiaries or (v) which otherwise is reasonably likely to have a Material Adverse Effect (as defined below) on Lowrance, or there shall be pending by any other person any suit, action or proceeding which would have a Material Adverse Effect on Lowrance;

  (b) there shall be enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger by any Governmental Entity any statute, rule, regulation, judgment, order or injunction that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

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

  (c) there shall have occurred any Material Adverse Change (as defined below) with respect to Lowrance;

  (d) (i) the Lowrance Board or any committee thereof shall have withdrawn or modified in a manner adverse to Cobra or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Takeover Proposal or (ii) the Lowrance Board or any committee thereof shall have resolved to take any of the foregoing actions;

  (e) the representations and warranties of Lowrance set forth in the Merger Agreement shall not be true and correct in each case at the date of the Merger Agreement and at the scheduled or extended expiration of the Offer unless the inaccuracies (without giving effect to any materiality or Material Adverse Effect qualifications or exceptions contained therein) under such representations and warranties, taking all the inaccuracies under such representations and warranties together in their entirety, do not, individually or in the aggregate, result in a Material Adverse Effect on Lowrance;

  (f) Lowrance shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Lowrance to be performed or complied with by it under the Merger Agreement;

  (g) any person or "group" (as defined in Section 13(d)(3) of the Exchange
      Act), other than Cobra, Purchaser or their affiliates or any group of which any of them is a member, shall have acquired or announced its intention to acquire beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 25% or more of the Shares;

  (h) there shall have occurred and be continuing (i) any general suspension of trading in, or limitation on prices for, securities on a national securities exchange in the United States (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that materially adversely affects, the extension of credit by banks or other lending institutions or (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which in any case is reasonably expected to have a Material Adverse Effect on Lowrance or to materially adversely affect Cobra's or Purchaser's ability to complete the Offer and/or the Merger or materially delay the consummation of the Offer and/or the Merger; or

  (i) the Merger Agreement shall have been terminated in accordance with its terms.

  "Material Adverse Change" or "Material Adverse Effect" means any change or effect that is or could reasonably be expected (as far as can be foreseen at the time) to be materially adverse to the business, operations, properties or results of operations, financial projections or forecasts, or the business prospects and condition (financial or otherwise), with all such matters being considered in the aggregate, of Lowrance and its subsidiaries, taken as a whole.

  The foregoing conditions are for the sole benefit of Cobra and Purchaser and may, subject to the terms of the Merger Agreement, be waived by Cobra and Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by Cobra or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15. Legal Matters; Required Regulatory Approvals.

  Except as set forth in this Offer to Purchase, based on our review of publicly available filings by Lowrance with the SEC and other information regarding Lowrance, we are not aware of any licenses or regulatory permits that appear to be material to the business of Lowrance and its subsidiaries, taken as a whole, and that might be adversely affected by our acquisition of Shares in the Offer. In addition, except as described in this Offer to Purchase, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares. Should any such approval or other action be required, we expect to seek such approval or action, except as described below under "State Takeover Laws." Should any such approval or other action be required, we cannot be certain that we would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to Lowrance's business, or that certain parts of Lowrance's, Cobra's, or any of their respective subsidiaries' businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, we may not be required to purchase any Shares in the Offer. See Introduction and Section 14 for a description of the conditions to the Offer.

  State Takeover Laws. Lowrance is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the Board of Directors of such corporation prior to such date. The Lowrance Board has approved the Offer and the Merger. Accordingly, Section 203 is inapplicable to the Offer and the Merger. A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which as a matter of state securities law made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

  We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14.

  Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material have been furnished for review by the FTC and the Antitrust Division of the Department of Justice and certain waiting period requirements have been satisfied. On December 21, 2000, the President of the United States signed into law amendments to the HSR Act that increased the applicable minimum "size of transaction" reportability threshold, based on the value of the voting securities and/or assets being acquired, from $15 million to $50 million, and made other changes to the HSR Act. The amendments will become effective on February 1, 2001, which is prior to the Expiration Date. Consequently, the requirements of the HSR Act that will then exist as a result of the newly-enacted amendments will not be applicable to our acquisition of Shares in the Offer and the Merger.

16. Fees and Expenses.

  We have retained Morrow & Co., Inc. as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. We will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

  In addition, we have retained American Stock Transfer and Trust Company as the Depositary. We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the federal securities laws.

  Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

17. Miscellaneous.

  We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

  We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. Our Schedule TO and any exhibits or amendments may be examined and copies may be obtained from the SEC in the same manner as described in Section 8 with respect to information concerning Lowrance.

  We have not authorized any person to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, you should not rely on any such information or representation as having been authorized.

  Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of Cobra, Purchaser, Lowrance or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

                                          BLUE MARLIN, INC.

January 16, 2001

                                                                      SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                              COBRA AND PURCHASER

  The name, present principal occupation or employment and business address and material occupations or employment for the past five years of each of the directors and executive officers of Cobra and Purchaser is set forth below. Unless otherwise indicated below, each individual listed below has a business address of 6500 West Cortland Street, Chicago, Illinois 60707. Each individual listed below is a citizen of the United States.

Directors and Executive Officers of Cobra

                                             Principal Occupation or Employment and
 Name                                             Five-Year Employment History
 ----                                        --------------------------------------
 James R. Bazet...................  President and Chief Executive Officer of Cobra, January
                                    1998 to present; Executive Vice President and Chief
                                    Operating Officer of Cobra, July 1997 to December 1997;
                                    President and Chief Executive Officer, Ryobi Motor
                                    Products Floor Care Division, 1995-1997; President and
                                    Chief Executive Officer, Code-A-Phone Corporation,
                                    1991-1994. Director since May 1997.

 William P. Carmichael............  Director of Opta Food Ingredients, Inc. since 1999.
                                    Senior Vice President & Chief Accounting Officer, Sara
                                    Lee Corporation, 1991-1993; retired 1993; Senior Vice
                                    President and Chief Financial Officer, Beatrice
                                    Company, 1988-1990. Director since 1994.

 James W. Chamberlain.............  Senior Vice President & General Manager, Ryobi Finance
                                    Corporation, April 1998 to present. Vice President and
                                    General Manager, Ryobi Financial Corporation, 1992-
                                    1998. Director since October 1999.

 Carl Korn........................  Chairman of the Board of Cobra, 1961 to present;
                                    President and Chief Executive Officer of Cobra, 1961-
                                    1985. Director since 1961.

 Gerald M. Laures.................  Vice President--Finance of Cobra, since March 1994;
                                    Corporate Secretary of Cobra, 1989 to present;
                                    Corporate Controller of Cobra 1988-1994. Director since
                                    1994.

 Anthony A. Mirabelli.............  Senior Vice President, Marketing and Sales of Cobra,
                                    February 1997 to present; Vice President of Marketing,
                                    Uniden America Corporation, 1992-1997; Vice President,
                                    Marketing of Cobra, 1989-1992.

 Ian R. Miller....................  Group Management Executive, MarchFirst, Inc., August
                                    2000 to present; President, Consumer Food Worldwide
                                    Division, Monsanto Corporation, 1995-1999; President,
                                    Chief Operating Officer and Managing Partner of Euro
                                    RSCG Tatham 1989-1995. Director since February 2000.

 Harold D. Schwartz...............  President, Chez & Schwartz, Inc., marketing and sales consultants, 1973 to present. Director since 1983.

Directors and Executive Officers of Purchaser

 Name                                             Position with the Purchaser
 ----                                             ---------------------------
 James R. Bazet...................  President and Director

 Gerald M. Laures.................  Vice President, Secretary, Treasurer and Director.

  Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Lowrance or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:

                   AMERICAN STOCK TRANSFER AND TRUST COMPANY

      Facsimile
    Transmission:

                               By Mail, Hand or            Telephone to
                                                           Confirm Fax:

                                  Overnight
                                   Courier:

    (718) 234-5001                                     (718) 921-8200 or
                                59 Maiden Lane           (800) 937-5449
                                 New York, NY
                                    10038

  You may direct questions and requests for assistance to the Information Agent at their respective telephone numbers and addresses set forth below. You may obtain additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials from the Information Agent as set forth below and they will be furnished promptly at our expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                              Morrow & Co., Inc.
                           445 Park Avenue, 5th Floor
                            New York, New York 10022
                       E-mail: lowrance.info@morrowco.com
                          Call Collect: (212) 754-8000

        Banks and Brokerage Firms, Please Call Toll Free: (800) 654-2468

              Stockholders, Please Call Toll Free: (800) 607-0088